IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of March 31, 2017 and for the nine and three-month periods ended as of that date, presented comparatively

Legal Information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 74, beginning on July 1st, 2016.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: November 14, 2014.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 63.38%.

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (*)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Comisión Nacional de Valores
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA, “The Company”, “Us”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum presumed income tax
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
NCN	Non-Convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	Real Estate LTD
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2017 and June 30, 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	06.30.16
ASSETS
Non-current assets
Investment properties	10	54,039	49,872
Property, plant and equipment	11	23,720	24,055
Trading properties	12	3,546	4,471
Intangible assets	13	11,027	11,763
Investments in associates and joint ventures	8 and 9	6,454	16,236
Deferred income tax assets	21	806	638
Income tax and MPIT credit		154	123
Restricted assets	14	25	54
Trade and other receivables	15	4,357	3,441
Employee benefits		-	4
Investments in financial assets	14	1,656	2,226
Financial assets held for sale	14	5,263	3,346
Derivative financial instruments	14	28	8
Total non-current assets		111,075	116,237
Current assets
Trading properties	12	880	241
Inventories		3,115	3,246
Restricted assets	14	753	564
Income tax and MPIT credit		190	506
Group of assets held for sale	29	2,688	-
Trade and other receivables	15	14,060	13,409
Investments in financial assets	14	9,438	9,656
Financial assets held for sale	14	1,931	1,256
Derivative financial instruments	14	20	19
Cash and cash equivalents	14	22,379	13,866
Total current assets		55,454	42,763
TOTAL ASSETS		166,529	159,000
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		143	117
Special reserve		-	4
Other reserves	17	1,070	726
Retained Earnings / (Accumulated deficit)		899	(1,243)
Total capital and reserves attributable to equity holders of the parent		3,623	1,115
Non-controlling interest		15,229	12,386
TOTAL SHAREHOLDERS’ EQUITY		18,852	13,501
LIABILITIES
Non-current liabilities
Trade and other payables	18	3,120	1,518
Borrowings	20	93,934	90,680
Derivative financial instruments	14	91	105
Deferred income tax liabilities	21	7,438	7,571
Employee benefits		706	689
Salaries and social security liabilities		40	11
Provisions	19	1,530	1,325
Total non-current liabilities		106,859	101,899
Current liabilities
Trade and other payables	18	17,125	17,874
Group of liabilities held for sale	29	1,866	-
Salaries and social security liabilities		1,746	1,707
Borrowings	20	18,344	22,252
Derivative financial instruments	14	33	112
Provisions	19	1,085	1,039
Income tax and MPIT liabilities		619	616
Total current liabilities		40,818	43,600
TOTAL LIABILITIES		147,677	145,499
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		166,529	159,000

The accompanying notes are an integral part of these Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income / (Operations)
for the nine and three-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.17	03.31.16	03.31.17	03.31.16
Income from sales, rentals and services	22	55,201	19,163	18,370	16,999
Costs	23	(38,956)	(13,687)	(13,011)	(12,715)
Gross profit		16,245	5,476	5,359	4,284
Gain from disposal of investment properties	10	210	1,068	105	39
General and administrative expenses	23	(2,839)	(805)	(1,008)	(532)
Selling expenses	23	(10,249)	(2,539)	(3,500)	(2,419)
Other operating results, net	24	(220)	87	(254)	(33)
Profit from operations		3,147	3,287	702	1,339
Share of loss of associates and joint ventures	8 and 9	(152)	(563)	(212)	(165)
Profit before financial results and income tax		2,995	2,724	490	1,174
Finance income	25	718	651	(14)	277
Finance costs	25	(5,527)	(4,172)	(1,125)	(2,034)
Other financial results	25	2,420	183	889	643
Financial results, net	25	(2,389)	(3,338)	(250)	(1,114)
Profit / (Loss) before income tax		606	(614)	240	60
Income tax	21	137	(257)	(197)	(21)
Profit / (Loss) for the period from continuing operations		743	(871)	43	39
Profit / (Loss) from discontinued operations	30	3,056	(168)	(441)	(168)
Profit / (Loss) for the period		3,799	(1,039)	(398)	(129)

Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		862	(511)	702	(24)
Non-controlling interest		(119)	(360)	(659)	63

Profit / (Loss) per share attributable to:
Equity holders of the parent		2,138	(676)	71	(189)
Non-controlling interest		1,661	(363)	(469)	60

Profit / (Loss) per share attributable to equity holders of the parent:
Basic		3.717	(1.175)	0.123	(0.329)
Diluted (i)		3.695	(1.175)	0.123	(0.329)

Profit / (Loss) per share from continuing operations attributable to equity holders of the parent:
Basic		1.499	(0.888)	1.221	(0.042)
Diluted (i)		1.490	(0.888)	1.213	(0.042)

(i)
For the periods which showed a loss, no dilutive effect is calculated.

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive
Income for the nine and three-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.17	03.31.16	03.31.17	03.31.16
Profit / (Loss) for the period	3,799	(1,039)	(398)	(129)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,534	1,727	1,445	(149)
Change in the fair value of hedging instruments net of income taxes	2	4	79	4
Other reserves	1	19	1	19
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans	(23)	(17)	(4)	(17)
Other results generated by associates	-	4		4
Other comprehensive income / (loss) for the period from continuing operations	1,514	1,737	1,521	(139)
Other comprehensive income for the period from discontinued operations	409	78	-	78
Total other comprehensive income / (loss) for the period	1,923	1,815	1,521	(61)
Total comprehensive income / (loss) for the period	5,722	776	1,123	(190)

Total comprehensive income / (loss) for the period from continuing operations attributable to:
Equity holders of the parent	326	164	549	(40)
Non-controlling interest	1,188	1,573	972	(99)

Total comprehensive income / (loss) for the period attributable to:
Equity holders of the parent	2,654	(472)	620	(189)
Non-controlling interest	3,068	1,248	503	(1)

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 17)	(Accumulated deficit) / Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1, 2016	575	4	123	793	16	117	4	726	(1,243)	1,115	12,386	13,501
Profit for the period	-	-	-	-	-	-	-	-	2,138	2,138	1,661	3,799
Other comprehensive income for the period	-	-	-	-	-	-	-	516	-	516	1,407	1,923
Total comprehensive income for the period	-	-	-	-	-	-	-	516	2,138	2,654	3,068	5,722
Incorporated by business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	45	45
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	2	2
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9	70	79
Capital reduction	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1,982)	(1,982)
Changes in non-controlling interest	-	-	-	-	-	-	-	(155)	-	(155)	1,646	1,491
Balance at March 31, 2017	575	4	123	793	16	143	-	1,070	899	3,623	15,229	18,852

The accompanying notes are an integral part of these Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.
.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (2)	Other reserves (Note 17)	Retained earnings / (Accumulated deficit)	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1, 2015	574	5	123	793	7	117	4	330	521	2,474	396	2,870
Loss for the period	-	-	-	-	-	-	-	-	(676)	(676)	(363)	(1,039)
Other comprehensive income for the period	-	-	-	-	-	-	-	204	-	204	1,611	1,815
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	204	(676)	(472)	1,248	776
Appropriation of retained earnings approved by Shareholders’ meeting held as of 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based payments	1	(1)	-	-	9	-	-	4	-	13	-	13
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	41	-	41	(17)	24
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(190)	-	(190)	169	(21)
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)	-	(144)
Incorporation for business combinations	-	-	-	-	-	-	-	-	-	-	3,287	3,287
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	-	-	(445)	-	(445)	1,221	776
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Balance at March 31, 2016	575	4	123	793	16	117	4	320	(675)	1,277	6,284	7,561

The accompanying notes are an integral part of these Financial Statements.
(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12. See Note 24 to the Annual Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	03.31.16
Operating activities:
Net cash generated from continuing operating activities before income tax paid	16	6,862	3,310
Income tax and MPIT paid		(784)	(656)
Net cash generated from continuing operating activities		6,078	2,654
Net cash generated from discontinued operating activities		234	110
Net cash generated by operating activities		6,312	2,764
Investing activities:
Capital contributions to joint ventures and associates		(436)	(206)
Purchases of investment properties		(1,918)	(141)
Proceeds from sales of investment properties		242	1,149
Purchases of trading properties		-	(389)
Purchases of property, plant and equipment		(1,822)	(650)
Purchases of intangible assets		(329)	(116)
Purchases of investments in financial assets		(2,351)	(7,272)
Proceeds from sales of investments in financial assets		3,354	7,637
Suppliers advances		-	(14)
Proceeds from sales of associates and joint ventures		389	9
Cash incorporated by business combination, net of cash paid		(46)	9,193
Interest received of financial assets		102	62
Loans granted to related parties		(80)	(794)
Dividends received		183	593
Net cash (used in) generated from continuing investing activities		(2,712)	9,061
Net cash generated by (used in) discontinued investing activities		3,571	(26)
Net cash generated in investing activities		859	9,035
Financing activities:
Borrowings		57,006	2,369
Payment of borrowings		(62,625)	(4,680)
Capital contributions of non-controlling interest		151	-
Dividends paid		(724)	(76)
Issuance of non-convertible notes		12,994	7,290
Proceeds from sales of non-controlling interest in subsidiaries		2,651	-
Acquisition of non-controlling interest in subsidiaries		(981)	(1,939)
Interest paid		(3,803)	(2,509)
Capital distribution to non-controlling interest in subsidiaries		(72)	(4)
Payment of borrowings from joint ventures and associates		(9)	-
Payments of derivative financial instruments		(118)	(49)
Repurchase of non-convertible notes		-	(121)
Reissuance of non-convertible notes		-	7
Proceeds from derivative financial instruments		118	1,328
Payment of non-convertible notes		(3,178)	(944)
Net cash generated from continuing financing activities		1,410	672
Net cash used in discontinued financing activities		(759)	(89)
Net cash generated from financing activities		651	583
Net increase in cash and cash equivalents from continuing activities		4,776	12,387
Net increase (decrease) in cash and cash equivalents by discontinued activities		3,046	(5)
Net Increase in cash and cash equivalents		7,822	12,382
Cash and cash equivalents at beginning of period	14	13,866	375
Cash and cash equivalents reclassified to held for sale		(161)	-
Foreign exchange gain on cash and cash equivalents		852	6,467
Cash and cash equivalents at end of period	14	22,379	19,224

The accompanying notes are an integral part of these Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our parent company and IFIS Limited our ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on May 12, 2017.

The Group has established two Operations Centers, Argentina e Israel, to manage its global business, mainly through the following companies:

(i)
Remains in current and non-current assets, as financial asset held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in groups of assets and liabilities held for sale.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

Within the center of operations in Israel and in relation to IDBD’s financial position, its flow of funds and its ability to meet its financial debt, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in market value of its subsidiaries, IDBD considers that it is possible financing to obtain in the market or refinance its debts. In this sense, IDBD has recently placed successful debts, as mentioned in Note 20 to these Financial Statements. Additionally, it has made advance payments of its financial debt and has achieved to renegotiate the related covenants.
●
As cited in Note 7 to these Financial Statements, DIC approved dividends in respect of which IDBD will receive nearly NIS 481 million (approximately equivalent to Ps. 2,020 million).
●
In February 2017, Standard & Poor’s Maalot upgraded the rating of IDBD debentures, from CCC to BB.
●
As mentioned in Note 14 to these Financial Statements, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Given the reasons above described, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Condensed Consolidated Financial Statements.

Importantly, in the calendar years 2017-2018, IDBD expects to receive, inter alia, cash from the sale of its direct holdings in investments and, therefore, to comply with all its obligations by the end of 2018. Notably, the performance of a part of IDBD’s plans regarding the sale of its assets is contingent upon factors beyond its control; however, IDBD estimates that it will be able to carry out these and other plans successfully.

Based on the reasons described above, IDBD’s management estimates that there are currently no significant uncertainties regarding its ability to operate as a going concern, like in previous periods, given its current financial position and its ability to pay its financial commitments in time and in due form and its capacity to carry out its business plan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

However, IDBD expects to pay liabilities in November 2019 for NIS 1,551 million (approximately equivalent to Ps. 6,514 million as of the closing date of these financial statements), that payment will be affected by factors that are out of control of IDBD, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the Capital Market, Insurance and Saving Commission of Israel (“the Commissioner”), the requirements of the Act to Promote Competition and Reduce Concentration (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to abide by the restrictions specified therein concerning the control of companies by means of a pyramidal structure (see Note 14), among others. IDBD expects that the consideration from the sale of Clal pursuant to the Commissioner’s scheme, namely the sale of 5% tranches payable every four months, (to the extent it is implemented), to be low and even significantly low with respect to a sale of its controlling interest in Clal. Even if Clal’s shares were sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to obtain funds to pay its commitments in November 2019; including, but not limited to: the extension of Series L debentures, the receipt of additional dividends and the realization or collection of additional holdings in DIC. IDBD’s management considers that it will be able to pay its commitments timely and continue with its operations.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina.

In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not granted by IRSA’s assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

These Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", and therefore, should be read together with the Annual Financial Statements of the Group prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of the CNV. Such information is included in notes to these Financial Statements according to IFRS.

These Financial Statements corresponding to the nine-month periods ended March 31, 2017 and 2016 have not been audited. The management considers they include all necessary adjustments to fairly present the results of each period. The Company’s nine-month periods ended March 31, 2017 and 2016 results do not necessarily reflect the proportion of the Group’s full-year results.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

2.1.
Basis of preparation of the Financial Statements (Continued)

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follow the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company is not able to include IDBD’s quarterly results in its financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted by the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

As of March 31, 2017, it is not possible to compute the accumulated inflation rate for the three-year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

As of the date of these Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Group’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these financial statements.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.3.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements as described in Note 5 to those Annual Financial Statements.

2.4.
Comparability of information

Balance items as of June 30, 2016 and March 31, 2016 shown in these financial statements for comparative purposes arise from Financial Statements then ended. Certain reclassifications of prior year information have been made to conform to the current period presentation.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015, and the prior periods are not modified by this situation. Additionally, given the time difference in obtaining the results of IDBD mentioned in Note 2.1, the profit / (loss) for the nine-month period ended March 31, 2016 includes the profit / (loss) of that subsidiary for the period from October 11, 2015 to December 31, 2015, adjusted for significant transactions that took place between January 1, 2016 and March 31, 2016; therefore, the consolidated financial information as of March 31, 2016 is not comparable. Hence, the profit / (loss) for the interim period ended March 31, 2016 is not comparable with that of the current period.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s Shopping mall are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping malls operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations (Continued)

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom and IDBD Tourism are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and dispositions

Significant acquisitions and disposals for the nine-month period ended March 31, 2017 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the Annual Financial Statements.

Operations Center in Argentina

A. Acquisition of equity interest in EHSA

On July 2016, the Group through IRSA Propiedades Comerciales acquired a 20% shareholding in EHSA, a company of which it already owned 50%, and 1.25% of ENUSA. The acquisition has been priced at Ps. 53 million. As a result, the Group now holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the SRA holds the remaining 50%.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.
Jul-2016
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	123
Trade and other receivables	88
Borrowings	(45)
Deferred income tax	(7)
Income tax and MPIT liabilities	(1)
Trade and other payables	(13)
Provisions	(2)
Cash and cash equivalents acquired	7
Total net identifiable assets	150
Non-controlling interest	(45)
Goodwill	23
Total	128
Fair value of the interest held before the business combination	(75)
Total consideration	53

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

B.
Comparaencasa LTD

In January 2017, the Group through Tyrus, acquired 69,750 shares which represent a 12.5% equity interest in Comparaencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services offered on the Internet, mainly car insurances and related products, for the Argentine Republic. The transaction price was US$ 1 million, which has been fully paid. Additionally, Tyrus received warrants for the subscription of shares in future capital issuances for up to US$ 1.5 million or 15% of its share capital, with a 35% discount, with a maturity of 5 years.

C.
Condor

During January, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of US$ 0.001 per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants, which granted a right to one share each, at an exercise price of US$ 1.92, maturing on January 31, 2017. It should be noted that the new warrants cannot be exercised should the interest in Condor exceed 49.5% as a result of the exercise.

Additionally, the Group exercised the conversion right of the 3,245,156 series D preferred shares (with a par value of US$ 10 each) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of US$ 0.01 each), i.e., at the conversion price established of US$ 1.60 per share, which represents a total value of US$ 32.4 million. Besides, it received 487,738 series E preferred shares that can be converted into common shares at US$ 2.13 each as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. The Group is working on allocating the consideration received among Condor’s several identifiable net assets.

Meanwhile, during February, Condor’s Board of Directors approved a reverse stock split, consisting of 1 (one) common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at US$ 0.01 each, while the conversion price of series E preferred shares became US$ 13.845 and the exercise price of the warrants became US$ 0.0065.

Subsequently, during March, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of US$ 10.50 each. The Group did not take part in it.

As a consequence of the events described above, as of March 31, 2017, the Group held 3,314,453 common shares of Condor representing roughly 28.7% of the Company’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at US$ 10.4 per share).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

Operations Center in Israel

D.
Sale of Adama

On July 17, 2016 DIC had informed to market that it had accepted the offer by ChemChina for the acquisition of 40% of Adama’s shares which were held by Koor, a company indirectly controlled by IDBD through DIC. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 millions plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. Completion of the sale transaction was subject to several previous conditions, the most important of which referred to obtaining the regulatory authorizations in China, the approval of the antitrust authorities and the Chinese bank that granted the non-recourse loan as part of the loan assignment agreement. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230 million. The interest of the Company in the results of Adama and the finance costs related to the hybrid financial instrument were classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 on a retroactive basis (Note 30).

E.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. Additionally, on December 12, 2016 DIC also acquired 5.3 millions of Shufersal’s shares for an amount of NIS 75 million (equivalent to Ps. 297 million as of that date), so that the company’s equity interest increased to approximately 60.67%. Later, in March 2017, DIC sold 1.38% of its equity interest in Shufersal for an amount of NIS 50 million (approximately equivalent to Ps. 210 million as of that date), as a consequence, its equity interest represents approximately 59.29% (see Note 31).

F.
Share-holding increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 million (equivalent to Ps. 401 million as of that date), which represent 8.8% of the Company’s outstanding shares at such date. That transaction did not generate actual cash movements in the financial statements.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 million (approximately equivalent to Ps. 882 million as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date. As a consequence, the Group held 79.47% of DIC as of March 31, 2017. As of the date of these financial statements, third parties unrelated to the group exercised warrants after March 31, 2017, as a result of which the interest in DIC equals 77.32%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisition and dispositions (Continued)

G.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 million (approximately equivalent to Ps. 810 millions); as a result, DIC’s interest in PBC has declined to around 64.4%.

H.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest in the company has decreased from 69.06% to 55.06%.

I.
Negotiations between Israir and Sun D'or

On March 31, 2017 IDB Tourism was at an advanced stage of negotiations with Sun D’or International Airlines Ltd. (“Sun D’or”), a subsidiary of El Al Israel Airlines Ltd. (“EI AI”), which consists of:

●
Israir would sell the aircrafts it owns through a sale and lease back agreement for an estimated value of US$ 70 million;
●
Following the sale of aircraft units, IDB Tourism would receive US$ 45 millions plus 25% of Sun D’Or’s shares, with El Al retaining a 75% equity interest in such company;
●
The parties would enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that will be established in due course.

As a consequence of this process, the Group’s financial statements as of March 31, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps. 231 million as of December 31, 2016, when it was reclassified to discontinued operations), as a result of measuring these net assets at the estimated recoverable value. It should be noted that as of the date of these financial statements the parties have not signed a memorandum of understanding and/or binding agreement regarding the transaction scheme and/ or the transaction terms; and that should the transaction take place, it will be subject to the legally required approvals, including the approval from the Antitrust Commissioner. If an agreement is signed, the transaction is expected to be finalized by the end of 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each subsidiary is exposed.

These Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with Note 4 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year end.

5.2.
Fair value estimates

Since June 30, 2016 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, since the Group obtained control over IDBD, financial performance is reported separately in two centers of operations. Within the Operations Center in Argentina, there have been no changes in the business segments or in the financial reporting criteria thereof. As part of the Operations Center in Israel, and as stated in Notes 29 and 30 to these Financial Statements, Adama, Israir and Open Sky are presented within discontinued operations, therefore, reclassifications have been made to the reportable segments. The Group has ceased to present the following segments as reportable: (i) Agrochemicals (Adama) and (ii) Tourism, previously included within other reportable segments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month periods ended March 31, 2017 and 2016:

	March 31, 2017
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	3,111	51,030	54,141
Costs	(705)	(37,117)	(37,822)
Gross profit	2,406	13,913	16,319
Gain from disposal of investment properties	119	91	210
General and administrative expenses	(502)	(2,346)	(2,848)
Selling expenses	(258)	(9,993)	(10,251)
Other operating results, net	(29)	(183)	(212)
Profit from operations	1,736	1,482	3,218
Share of loss of joint ventures and associates	(5)	(155)	(160)
Segment profit	1,731	1,327	3,058
Reportable assets	5,813	149,741	155,554
Reportable liabilities	-	(131,403)	(131,403)
Net reportable assets	5,813	18,338	24,151

	March 31, 2016
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	2,382	15,918	18,300
Costs	(588)	(12,214)	(12,802)
Gross profit	1,794	3,704	5,498
Gain from disposal of investment properties	1,068	-	1,068
General and administrative expenses	(392)	(420)	(812)
Selling expenses	(188)	(2,352)	(2,540)
Other operating results, net	110	(15)	95
Profit from operations	2,392	917	3,309
Share of (loss) / profit of joint ventures and associates	(606)	37	(569)
Segment profit	1,786	954	2,740
Reportable assets	4,938	123,362	128,300
Reportable liabilities	-	(131,916)	(131,916)
Net reportable assets	4,938	(8,554)	(3,616)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Argentina for the period ended March 31, 2017:

	March 31, 2017
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	2,214	325	4	568	-	-	3,111
Costs	(283)	(40)	(22)	(360)	-	-	(705)
Gross profit / (loss)	1,931	285	(18)	208	-	-	2,406
Gain from disposal of investment properties	-	-	119	-	-	-	119
General and administrative expenses	(177)	(49)	(120)	(100)	(56)	-	(502)
Selling expenses	(132)	(30)	(23)	(70)	-	(3)	(258)
Other operating results, net	(36)	18	-	1	(10)	(2)	(29)
Profit / (Loss) from operations	1,586	224	(42)	39	(66)	(5)	1,736
Share of profit / (loss) of joint ventures and associates	-	7	5	-	(86)	69	(5)
Segment profit / (loss)	1,586	231	(37)	39	(152)	64	1,731

Investment properties	2,243	981	265	-	-	-	3,489
Property, plant and equipment	48	26	3	152	2	-	231
Trading properties	-	-	290	-	-	-	290
Goodwill	1	29	-	-	-	-	30
Right to receive future units under barter agreements	9	-	31	-	-	-	40
Inventories	25	-	1	9	-	-	35
Investment in joint ventures and associates	-	122	106	-	(451)	1,921	1,698
Operating assets	2,326	1,158	696	161	(449)	1,921	5,813

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Argentina for the period ended March 31, 2016:

	March 31, 2016
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,734	235	6	406	-	1	2,382
Costs	(277)	(34)	(15)	(262)	-	-	(588)
Gross profit / (loss)	1,457	201	(9)	144	-	1	1,794
Gain from disposal of investment properties	-	-	1,068	-	-	-	1,068
General and administrative expenses	(122)	(38)	(92)	(75)	(65)	-	(392)
Selling expenses	(96)	(27)	(15)	(49)	-	(1)	(188)
Other operating results, net	(24)	(3)	(8)	(1)	143	3	110
Profit from operations	1,215	133	944	19	78	3	2,392
Share of profit / (loss) of joint ventures and associates	-	10	6	-	(795)	173	(606)
Segment profit / (loss)	1,215	143	950	19	(717)	176	1,786

Investment properties	2,339	862	322	-	-	-	3,523
Property, plant and equipment	45	20	1	158	2	-	226
Trading properties	-	-	188	-	-	-	188
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	-	8	-	-	27
Investments in joint ventures and associates	-	26	62	-	(809)	1,594	873
Operating assets	2,410	912	663	166	(807)	1,594	4,938

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the period ended March 31, 2017:

	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	4,027	35,101	11,902	-	-	51,030
Costs	(2,734)	(26,085)	(8,298)	-	-	(37,117)
Gross profit	1,293	9,016	3,604	-	-	13,913
Gain from disposal of investment properties	-	-	-	-	91	91
General and administrative expenses	(214)	(478)	(1,194)	-	(460)	(2,346)
Selling expenses	(72)	(7,339)	(2,582)	-	-	(9,993)
Other operating results, net	76	(35)	(36)	-	(188)	(183)
Profit / (Loss) from operations	1,083	1,164	(208)	-	(557)	1,482
Share of (loss) / profit of joint ventures and associates	(139)	8	-	-	(24)	(155)
Segment profit / (loss)	944	1,172	(208)	-	(581)	1,327

Operating assets	66,018	31,337	30,000	7,194	15,192	149,741
Operating liabilities	(52,889)	(24,510)	(24,009)	-	(29,995)	(131,403)
Operating assets (liabilities), net	13,129	6,827	5,991	7,194	(14,803)	18,338

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the period ended March 31, 2016:

	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Sales, rental and services income	955	10,797	4,128	-	38	15,918
Costs	(575)	(8,008)	(3,620)	-	(11)	(12,214)
Gross profit	380	2,789	508	-	27	3,704
Profit / (Loss) from disposal of investment properties	-	-	-	-	-	-
General and administrative expenses	(67)	(119)	(230)	-	(4)	(420)
Selling expenses	(15)	(1,699)	(597)	-	(41)	(2,352)
Other operating results, net	-	-	(4)	-	(11)	(15)
Profit / (Loss) from operations	298	971	(323)	-	(29)	917
Share of (loss) / profit of associates and joint ventures	(85)	70	-	-	52	37
Segment profit / (loss)	213	1,041	(323)	-	23	954

Operating assets	59,231	28,361	24,824	5,146	5,800	123,362
Operating liabilities	(49,408)	(24,021)	(20,894)	-	(37,593)	(131,916)
Operating assets (liabilities), net	9,823	4,340	3,930	5,146	(31,793)	(8,554)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between the total profit from operations as per segment information and the profit from operations as per the Statements of Income. The adjustments relate to the presentation of the results of joint ventures from the Operations Center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	March 31, 2017
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter segment transactions	Total as per Statement of income / (operations)
Revenues	54,141	(26)	1,090	(4)	55,201
Costs	(37,822)	14	(1,148)	-	(38,956)
Gross profit / (loss)	16,319	(12)	(58)	(4)	16,245
Gain from disposal of investment properties	210	-	-	-	210
General and administrative expenses	(2,848)	3	-	6	(2,839)
Selling expenses	(10,251)	2	-	-	(10,249)
Other operating results, net	(212)	(6)	-	(2)	(220)
Profit / (Loss) from operations	3,218	(13)	(58)	-	3,147
Share of (loss) / profit of joint ventures and associates	(160)	8	-	-	(152)
Profit / (Loss) before financing and taxation	3,058	(5)	(58)	-	2,995

	March 31, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter segment transactions	Total as per Statement of income / (operations)
Revenues	18,300	(20)	888	(5)	19,163
Costs	(12,802)	12	(901)	4	(13,687)
Gross profit / (loss)	5,498	(8)	(13)	(1)	5,476
Gain from disposal of investment properties	1,068	-	-	-	1,068
General and administrative expenses	(812)	1	-	6	(805)
Selling expenses	(2,540)	1	-	-	(2,539)
Other operating results, net	95	(3)	-	(5)	87
Profit / (loss) from operations	3,309	(9)	(13)	-	3,287
Share of (loss) / profit of joint ventures and associates	(569)	6	-	-	(563)
Profit / (Loss) before financing and taxation	2,740	(3)	(13)	-	2,724

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following tables present a reconciliation between total assets and liabilities as per segment information of Operations Centers in Argentina and Israel and total assets as per the statement of financial position.

	March 31, 2017			March 31, 2016
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Total assets based on segment information	5,813	149,741	155,554	4,938	123,362	128,300
Proportionate share in assets per segment of joint ventures (3)	(148)	-	(148)	(119)	-	(119)
Discontinued operations	-	2,688	2,688	-	12,586	12,586
Investment in joint ventures (1)	178	-	178	195	-	195
Other non-reportable assets (2)	8,257	-	8,257	15,838		15,838
Total assets as per Statement of Financial Position	14,100	152,429	166,529	20,852	135,948	156,800

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax asset, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 999 and Ps. 814, as of March 31, 2017 and 2016, respectively.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the Operations Center in Argentina, included in the segment information:

	March 31, 2017	March 31, 2016
Investment properties	140	111
Property, plant and equipment	1	1
Trading properties	5	2
Goodwill	1	5
Inventories	1	-
Total proportionate share in assets per segment of joint ventures	148	119

	March 31, 2017			March 31, 2016
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total
Total liabilities based on segment information	-	131,403	131,403	-	131,916	131,916
Plus:
Discontinued operations	-	1,866	1,866	-	1,824	1,824
Other non-reportable liabilities	14,408	-	14,408	15,499	-	15,499
Total liabilities as per Statement of Financial Position	14,408	133,269	147,677	15,499	133,740	149,239

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	At March 31, 2017							Period ended March 31, 2017
	Direct interest of parent company %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book Value of non-controlling interests	Revenues	Net (loss) / income	Total comprehensive (loss) / income	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of Financing activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron (1)	50.32%	1,627	1,082	128	12	2,569	1,932	-	(390)	(333)	(72)	(172)	194	(200)	(178)	(106)
PBC (1)	64.44%	9,955	53,885	7,366	43,905	12,569	9,637	4,027	121	260	620	1,907	(1,511)	1,257	1,653	(202)
Cellcom (1)	42.26%	12,383	15,748	7,994	15,381	4,756	3,398	11,902	(178)	(178)	(148)	2,109	(1,086)	1,138	2,161	-
Shufersal (1)	58.17%	9,687	20,051	11,520	12,123	6,095	3,601	35,101	652	645	424	2,064	(1,577)	(996)	(509)	-

	At June 30, 2016							Period ended March 31, 2016
	Direct interest of parent company %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests	Revenues	Net (loss) / income	Total comprehensive (loss) / income	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of Financing activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron (1)	50.32%	2,145	922	82	31	2,954	2,522	89	(37)	(56)	(28)	(96)	4	7	(85)	-
PBC (1)	76.45%	10,435	47,546	9,925	37,567	10,489	8,419	1,150	267	219	152	657	26	(768)	(85)	-
Cellcom (1)	41.77%	9,368	16,113	7,629	13,210	4,642	3,795	3,913	145	141	96	783	30	(26)	787	-
Shufersal (1)	52.95%	9,929	18,764	13,202	10,411	5,080	3,596	10,890	312	312	193	41	(1,265)	(364)	(1,588)	(4)

N/A: Not applicable. Not considered a significant non-controlling interest.
(1)
Corresponds to the Group's direct interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about the main subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the Annual Financial Statements, Cellcom was in dispute with Golan. In January, Cellcom withdrew the complaint against Golan thereby allowing the latter to be acquired by Electra. Additionally, Golan was acquired by Electra and signed an agreement with Cellcom regarding the use of its network and hosting services. On the other hand, Cellcom agreed to provide Golan, on the completion date of the acquisition agreement by Electra, a loan for NIS 130 million (or Ps. 546 million approximately) for a term of 10 years, which shall be repaid in 6 semiannual installments starting on the eight anniversary of the execution of the agreement (which was delivered to a trustee). The loan will be backed by several assets of Golan. It is worth mentioning that, the agreement regarding the use of the network and hosting services was approved by the Ministry of Telecommunications. The purchase of Golan by Electra was approved in April.

Analysis of the impact of the Concentration Law

As mentioned in Note 7 to the Annual Financial Statements as of June, 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these Financial Statements, IDBD continues on this analysis process.

PBC and consulting agreement with Rock Real

In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the Audit Committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 126 million (or Ps. 531 million).

Dolphin arbitration process

As mentioned in note 3.A. to the Annual Financial Statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. As of the date of these financial statements, there are no other news in relation to the case and the proceeding is pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about the main subsidiaries (Continued)

Reporting dividends by DIC

On March 22, 2017, DIC’s Board of Directors approved a distribution of dividends for NIS 4.5 per share, in two tranches, as follows: (i) NIS 3.3 per share (equivalent to Ps. 13.86 per share) payable on April 20, 2017, and (ii) NIS 1.2 per share (equivalent to Ps. 5.04 per share) payable on September 19, 2017, subject to a solvency test to be performed at the time of payment.

Contingent payment (Clal)

As stated in note 3.A.b. to the Annual Financial Statements, Dolphin repurchased all the outstanding shares and warrants of IDBD held by non-controlling shareholders and moved on to delist the Company. In consideration for it, Dolphin paid a part in cash, took part in an issuance of IDBD’s debentures, which were delivered to the shareholders, and undertook to make a contingent payment related to the future sale of Clal. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal. Dolphin assured the fulfillment of this commitment by restricting the shares of IDBD in its possession to 28% of said company’s share capital.

8.
Investments in joint ventures

Evolution of Group´s investments in joint ventures for the nine-month period ended March 31, 2017 and for the fiscal year ended June 30, 2016 was as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	1,944	190
Decrease for control obtainment (Note 4)	(31)	-
Joint ventures incorporated by business combination (Note 4)	123	960
Capital contributions	108	77
Share in (loss) / profit	(26)	140
Currency translation adjustment	104	594
Cash dividends (i)	(43)	(17)
End of the period / year	2,179	1,944

(i)
During the period ended March 31, 2017, Ps. 27 correspond to Manaman, Ps. 9 to La Rural S.A. and Ps. 7 to Cyrsa S.A. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

8.
Investments in joint ventures (Continued)

The table below lists the Group’s investments and the values of the Group's investments in joint ventures for the period ended March 31, 2017 and for the fiscal year ended June 30, 2016, as well as the participation of the Group in the comprehensive income of these companies for the nine-month periods ended March 31, 2017 and 2016:

				Value of Group's interest in equity		Group's interest in comprehensive income / (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	03.31.17	06.30.16	03.31.17	03.31.16	03.31.17	06.30.16	Common shares (nominal value)	(Loss) / Profit for the period	Shareholders’ Equity
Quality	Argentina	Real estate	78,814,342	67	69	(3)	(6)	50%	50%	158	(6)	132
Cyrsa	Argentina	Real estate	8,748,270	12	18	2	6	50%	50%	17	3	24
La Rural	Argentina	Organization of events	714,498	122	-	7	10	50%	n/a	1	10	6
Puerto Retiro (1)	Argentina	Real estate	23,067,250	50	47	(2)	(1)	50%	50%	46	(3)	37
Mehadrin	Israel	Agriculture	1,509,889	951	985	(34)	297	45.41%	45.41%	(*) 3	(*) 70	(*) 499
Other joint ventures (2)		n/a	n/a	977	825	108	237	n/a	n/a	n/a	n/a	n/a
				2,179	1,944	78	543

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 7 to the Annual Financial Statements, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. On September 26, 2016, Puerto Retiro S.A. was notified of the ruling whereby the motion for cassation appeal filed was granted. The record of proceedings in appeal was compiled and remanded to the Federal Criminal Court of Appeals, which assigned the treatment of the appeal to the Division IV of such Court on September 30, 2016. On December 16, 2016, the cassation appeal was dismissed. The civil case continued its formal procedure and evidence for it is being currently produced. As to the criminal case, the hearing for oral and public debate has begun, as a result of which – albeit us not being parties to it – evidence is being produced with relation to the persons criminally accused. By virtue of the foregoing, it could be argued that there is a probability of succeeding in the matter exposed, albeit taking into account that it is a complex issue exposed to more than one doctrinaire and case-law interpretation.
(2)
Represent other joint ventures that are individually non-significant.
(*) Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates

Changes in the Group’s investments in associates for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	13,454	2,620
Increase in equity interest in associates	966	158
Unrealized loss on investments at fair value	-	(564)
Decrease for control obtainment	-	(1,047)
Associates incorporated by business combination	-	8,308
Issuance of capital and contributions	84	180
Share in profit / (loss) from continuing and discontinued operations	68	286
Currency translation adjustment	287	4,193
Cash dividends (ii)	(147)	(515)
Sale of equity interest in associates	-	(4)
Reclassification to held for sale (Note 4)	(11,485)	-
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Impairment	-	(58)
End of the period / year (i)	3,276	13,454

(i)
Includes Ps. (999) and Ps. (838) reflecting interests in associates with negative equity as of March 31, 2017 and June 30, 2016, respectively, which are disclosed in “Provisions” (see Note 19).
(ii)
During the period ended March 31, 2017 the balance corresponds Ps. 104 to Emco, Ps. 28 to Aviareps AG, Ps. 11 to Condor and Ps. 4 to Millenium. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

9.
Investments in associates (Continued)

The table below lists the Group’s investments, values of interests and interest in comprehensive income of associates for the period ended March 31, 2017 and for the fiscal year ended June 30, 2016, as well as Group's interest in comprehensive income of these companies for the nine-month periods ended March 31, 2017 and 2016; except otherwise indicated below:

				Value of Group's interest in equity		Group's interest in comprehensive income / (loss)		% of ownership interest held		Last financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	03.31.17	06.30.16	03.31.17	03.31.16	03.31.17	06.30.16	Common shares (nominal value)	Profit / (loss) for the period	Shareholders´ Equity
Tarshop	Argentina	Consumer financing	48,759,288	79	72	7	(28)	20.00%	20.00%	244	96	474
New Lipstick	U.S.A.	Real estate	N/A	(999)	(793)	(206)	(388)	49.73%	49.73%	N/A	(*) (24)	(*) (159)
BHSA	Argentina	Financial	448,689,072	1,658	1,609	48	196	29.91%	29.91%	(***) 1,500	(***) 253	(***) 6,309
BACS (1)	Argentina	Financial	7,812,500	174	21	15	4	37.72%	6.40%	(***) 88	(***) 8	(***) 434
IDBD	Israel	Investment	N/A	-	-	-	(482)	N/A	49.00%	n/a	n/a	n/a
Condor	U.S.A.	Hotel	3,314,453	541	(45)	98	(79)	28.72%	25.53%	(*) 23	(*) 12	(*) 68
Adama	Israel	Agrochemical	-	-	10,847	-	3,633	-	40.00%	n/a	n/a	n/a
PBEL	India	Real estate	450,000	685	864	70	224	45.40%	45.40%	(**) 1	(**) (29)	(**) (523)
Other associates	n/a	n/a	n/a	1,138	879	129	824	n/a	n/a	n/a	n/a	n/a
				3,276	13,454	161	3,904

(1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. Additionally, on February 7, 2017, the BCRA approved the conversion of the convertible notes for Ps. 100 million, mentioned in Note 3 to the Annual Financial Statements, in consideration of which IRSA received 25,313,251 additional shares from BACS. As a result of mentioned operations, as of March 31, 2017 the Group’s equity interest in BACS amounts to 37.72% of capital stock and votes; while BHSA holds the remaining 62.28%. The Group is working on the allocation of the consideration received among the different identifiable net assets of BACS.
(*) Amounts in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag, including material adjustments, if any.
(**) Amounts in millions of NIS.
(***) The balances correspond to the financial statements of BHSA and BACS prepared in accordance with BCRA standards. For the purpose of the valuation of the investment in the company, necessary adjustments to adequate the financial statements to IFRS have been considered.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017				Fiscal year ended June 30, 2016
	Rental properties (ii)	Undeveloped parcels of land	Properties under development (iii)	Total	Total
Beginning of the period / year:
Costs	45,848	2,432	3,978	52,258	5,257
Accumulated depreciation	(2,378)	(8)	-	(2,386)	(1,767)
Net book amount	43,470	2,424	3,978	49,872	3,490
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	29,586
Additions	929	24	1,238	2,191	1,190
Transfers	2,670	(284)	(2,386)	-	-
Reclassification to/from property, plant and equipment	(4)	-	-	(4)	70
Reclassification to trading properties	-	-	-	-	(71)
Disposals	(414)	-	-	(414)	(267)
Currency translation adjustment	2,966	118	201	3,285	16,754
Impairment	-	-	(61)	(61)	(339)
Depreciation included in continuing and discontinued operations (i)	(818)	(12)	-	(830)	(541)
Closing net book amount	48,799	2,270	2,970	54,039	49,872
End of the period / year:
Costs	52,061	2,291	2,970	57,322	52,258
Accumulated depreciation	(3,262)	(21)	-	(3,283)	(2,386)
Net book amount	48,799	2,270	2,970	54,039	49,872

(i)
Depreciation charges of investment properties from continuing operations have been included in "Costs", in the Statements of Income / (Operations) (Note 23), while the remaining have been included in Profit / (Loss) from discontinued operations.

(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the Annual Financial Statements.

(iii)
Includes Catalinas Tower; on November 16, 2016, IRSA entered into an agreement with DyCASA S.A., which began the works on November 29, 2016, they are expected to be completed by May, 2019.

Change of investment properties’ valuation model

IRSA's Board of Directors decided to change the valuation model of investment properties from cost model to fair value model, as permitted by IFRS. The reason for this change in the valuation model is the need to adapt the values of investment properties to their fair value, given that their historical amortized cost does not reflect their current economic qualities. The Company intends to recognize the effects of such change in the financial statements of the fourth quarter of the current fiscal year (June 30, 2017). To assess the fair value of investment properties, the Company has engaged the services of an independent expert appraiser.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following amounts have been recognized in the Statement of Income / (Operations):

	March 31, 2017	March 31, 2016
Rental and services income	6,362	3,633
Direct operating expenses	(2,830)	(1,775)
Development expenses	(1,265)	(11)
Gain from disposal of investment properties	210	1,068

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017					Fiscal year ended June 30, 2016
	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total	Total
Beginning of the period / year:
Costs	13,891	3,203	5,974	2,776	25,844	630
Accumulated depreciation	(612)	(390)	(564)	(223)	(1,789)	(387)
Net book amount	13,279	2,813	5,410	2,553	24,055	243
Changes of the period / year
Assets incorporated by business combination	-	-	-	-	-	15,104
Additions	468	489	599	491	2,047	1,172
Disposals	(4)	(8)	(23)	(206)	(241)	-
Reclassification to assets held for sale	(28)	(16)	-	(1,513)	(1,557)	-
Impairment / recovery	32	-	-	-	32	(13)
Currency translation adjustment	803	167	318	119	1,407	8,784
Reclassification from / to investment properties	4	-	-	-	4	(70)
Depreciation included in continuing and discontinued operations (ii)	(458)	(416)	(803)	(350)	(2,027)	(1,165)
Closing net book amount	14,096	3,029	5,501	1,094	23,720	24,055
End of the period / year:
Costs	15,211	3,918	6,950	1,708	27,787	25,844
Accumulated depreciation	(1,115)	(889)	(1,449)	(614)	(4,067)	(1,789)
Net book amount	14,096	3,029	5,501	1,094	23,720	24,055

(i)
Includes furniture and fixtures, vehicles and aircrafts which have been reclassified to held for sale (See Note 4).
(ii)
Depreciation charges of property, plant and equipment corresponding to continuing operations, were included in “Costs”, “General and administrative expenses” and "Selling expenses” in the Statements of Income / (Operations) (Note 23), while the remaining have been included in Profit / (Loss) from discontinued operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017				Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	236	3,307	1,169	4,712	131
Additions	2	689	30	721	354
Assets incorporated by business combination	-	-	-	-	2,656
Currency translation adjustment	43	180	40	263	1,652
Transfers	1,101	(687)	(414)	-	-
Reclassification from investment properties	-	-	-	-	71
Disposals	(577)	(693)	-	(1,270)	(152)
End of the period / year	805	2,796	825	4,426	4,712

				March 31, 2017	June 30, 2016
Non-current				3,546	4,471
Current				880	241
Total				4,426	4,712

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

13.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017							Fiscal year ended June 30, 2016
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total	Total
Beginning of the period / year:
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979	148
Accumulated depreciation	-	(23)	(58)	(704)	(241)	(190)	(1,216)	(21)
Net book amount	2,214	3,355	759	3,219	948	1,268	11,763	127
Changes of the period / year
Additions	-	-	-	-	452	7	459	134
Disposals	-	-	-	-	-	(52)	(52)	-
Reclassification to assets held for sale	-	(81)	-	(36)	(20)	(44)	(181)	-
Assets incorporated by business combination (Note 4)	23	-	-	-	-	-	23	7,994
Currency translation adjustment	134	200	41	146	64	57	642	4,496
Depreciation included in continuing and discontinued operations (i)	-	(39)	(86)	(897)	(342)	(263)	(1,627)	(988)
Closing net book amount	2,371	3,435	714	2,432	1,102	973	11,027	11,763
End of the period / year:
Costs	2,371	3,501	867	3,968	1,584	1,452	13,743	12,979
Accumulated depreciation	-	(66)	(153)	(1,536)	(482)	(479)	(2,716)	(1,216)
Net book amount	2,371	3,435	714	2,432	1,102	973	11,027	11,763

(i)
Depreciation charges of intangible assets from continuing operations are included in "General and administrative expenses" in the Statements of Income / (Operations) (Note 23), while the remaining have been included in Profit / (Loss) from discontinued operations. There are no impairment charges for any of the years / periods presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos
(iii)
Includes "Right to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements. Caballito: On June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013, a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30, 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of March 31, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2017
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,048	-	-	1,932	15,980	2,599	18,579
Investments in financial assets:
- Public companies’ securities	-	1,525	-	110	1,635	-	1,635
- Private companies’ securities	-	-	-	875	875	-	875
- Deposits	1,528	12	-	-	1,540	-	1,540
- Mutual funds	-	2,472	-	-	2,472	-	2,472
- Bonds	-	3,854	-	-	3,854	-	3,854
- Others	-	718	-	-	718	-	718
Derivative financial instruments:
- Warrants	-	-	24	-	24	-	24
- Foreign-currency future contracts	-	-	16	-	16	-	16
- Swaps	-	-	8	-	8	-	8
Restricted assets	778	-	-	-	778	-	778
Financial assets held for sale:
- Clal	-	7,194	-	-	7,194	-	7,194
Cash and cash equivalents:
- Cash at bank and on hand	4,692	-	-	-	4,692	-	4,692
- Short term investments	16,062	1,625	-	-	17,687	-	17,687
Total assets	37,108	17,400	48	2,917	57,473	2,599	60,072

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
March 31, 2017
Liabilities as per statement of financial position
Trade and other payables	15,342	-	-	-	15,342	4,903	20,245
Borrowings (excluding finance leases)	112,275	-	-	-	112,275	-	112,275
Derivative financial instruments:
- Forwards	-	-	112	12	124	-	124
Total liabilities	127,617	-	112	12	127,741	4,903	132,644

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for the borrowings. (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,649	-	-	1,931	16,580	443	17,023
Investments in financial assets:
- Public companies’ securities	-	1,369	-	499	1,868	-	1,868
- Private companies’ securities	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	12	-	-	1,184	-	1,184
- Mutual funds	-	2,775	-	-	2,775	-	2,775
- Bonds	121	4,365	-	-	4,486	-	4,486
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Swaps	-	12	-	-	12	-	12
- Others	-	-	15	-	15	-	15
Restricted assets	618	-	-	-	618	-	618
Financial assets held for sale
- Clal	-	4,602	-	-	4,602	-	4,602
Cash and cash equivalents:
- Cash at bank and on hand	6,214	-	-	-	6,214	-	6,214
- Short term investments	-	7,652	-	-	7,652	-	7,652
Total assets	22,774	20,877	30	3,894	47,575	443	48,018

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables	18,399	-	-	-	18,399	993	19,392
Borrowings (excluding finance leases)	101,928	-	-	10,999	112,927	-	112,927
Derivative financial instruments
- Forwards	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	16	3	-	19	-	19
Total liabilities	120,327	214	3	10,999	131,543	993	132,536

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for the borrowings. (Note 20).

Clal

As mentioned in Note 16 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. It should be noted that the Group was obliged to sell the 10% interest in Clal. Clal filed an appeal with the Israel Concentration Committee asking that the significant company status be revised and Dolphin also filed an appeal with the Supreme Court of Israel.

On April 5, 2017, the District Court of Tel Aviv-Jaffa ordered the Trustee of 51% of Clal’s shares to sell 5% of Clal’s shares managed by him/her within a term of 30 days, pursuant to the decision and the petition filed by the Commissioner.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

The Court considered that the Commissioner acted fairly and proportionately in ordering such sale, that such sale should be made at the best possible price and that, after completing it, the Commissioner should use its discretionary power and examine the circumstances of the case in ordering any new sales.

On May 1, IDBD agreed to sell the 5% of Clal’s shares be sold jointly with a swap transaction. Hence, the shares were sold on May 4 without any type of encumbrances, at a price of NIS 59.86 each (i.e., for a total of roughly NIS 166 million, equivalent to nearly Ps. 697 million). Such request had the consent of the Trustee and a statement from the Commissioner stating that such body does not object to the swap transaction.

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sale value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares.

IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

It is worth noting that IDBD expects the next 5% sale to occur in September 2017, as it understands that the new maturities start running again as from the first sale.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

During the period ended March 31, 2017 there were no transfers between levels of the fair value hierarchy.

The following table presents the changes in Level 3 instruments as of March 31, 2017 and June 30, 2016:

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 14 to the Annual Financial Statements.

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Others	Borrowings - Non-recourse loan	Trade and other receivables	Total
	349	7	-	(501)	-	102	-	-	-	(43)
Additions and acquisitions	50	-	-	-	-	27	-	-	-	77
Transfer to level 3	-	-	1,529	-	-	-	-	(26)	-	1,503
Currency translation adjustment	-	-	82	(18)	-	291	52	(3,608)	706	(2,495)
Obtainment of control over IDBD	-	-	(1,047)	-	-	861	88	(7,336)	1,187	(6,247)
Write off	-	-	-	500	-	-	-	-	-	500
Gain / (loss) for the year (i) (ii)	100	(7)	(564)	19	-	43	-	(29)	38	(400)
Balance at June 30, 2016	499	-	-	-	-	1,324	140	(10,999)	1,931	(7,105)
Additions and acquisitions	94	-	-	-	(8)	39	-	-	1,069	1,194
Currency translation adjustment	14	-	-	-	(4)	55	6	242	458	771
Reclassification to liabilities held for sale	-	-	-	-	-	-	(146)	-	-	(146)
Write off	(702)	-	-	-	66	-	-	11,272	(1,526)	9,110
Gain / (loss) for the period (ii)	205	-	-	-	(66)	(543)	-	(515)	-	(919)
Balance at March 31, 2017	110	-	-	-	(12)	875	-	-	1,932	2,905

(i)
As of June 30, 2016 includes Ps. (564) and Ps. 164 presented within Share of profit / (loss) of joint ventures and associates and within Financial results, net in the Statements of Income / (Operations), respectively.
(ii)
 Included within “Financial results, net” in the Statements of Income / (Operations)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

14.
Financial instruments by category (Continued)

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables -. Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve)	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-

Investments in financial assets - Other private companies’ securities	Cash flows / NAV - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

As of March 31, 2017, there are no changes in the economic or business conditions affecting the fair value of the group’s financial assets and liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

15.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Sale, leases and services receivables	2,037	2,015
Less: Allowance for doubtful accounts	-	(2)
Total non-current trade receivables	2,037	2,013
Tax receivables	73	29
Prepaid expenses	1,430	1,320
Borrowings, deposits and other debit balances	765	75
Others	52	4
Total non-current other receivables	2,320	1,428
Total non-current trade and other receivables	4,357	3,441

Current
Sale, leases and services receivables	11,307	11,073
Less: Allowance for doubtful accounts	(162)	(171)
Total current trade receivables	11,145	10,902
Tax receivables	99	71
Prepaid expenses	525	617
Borrowings, deposits and other debit balances	1,272	1,243
Advances to suppliers	605	231
Others	414	345
Total current other receivables	2,915	2,507
Total current trade and other receivables	14,060	13,409
Total trade and other receivables	18,417	16,850

Movements on the Group’s allowance for doubtful accounts are as follows:

	March 31, 2017	June 30, 2016
Beginning of the period /year	173	95
Additions (i)	159	111
Recoveries (i)	(10)	(41)
Currency translation adjustment	51	12
Used during the period / year	(211)	(4)
End of the period / year	162	173

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income / (Operations) (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2017 and 2016.

	Note	March 31, 2017	March 31, 2016
Profit / (Loss) for the period		3,799	(1,039)
(Loss) / Profit for the period from discontinued operations		(3,056)	168
Adjustments for:
Income tax	21	(137)	257
Amortization and depreciation	23	4,357	1,167
Gain from disposal of investment properties	10	(210)	(1,068)
Loss from disposal of property, plant and equipment		35	-
Share-based payments		83	13
Derecognition of intangible assets by TGLT agreement		27	-
Result from business combination		(44)	-
Gain from disposal of associates		-	(4)
Provisions and allowances		136	128
Share of loss of joint ventures and associates	8 and 9	152	563
Financial results, net		2,390	3,313
Changes in operating assets and liabilities:
Decrease in inventories		284	100
Decrease in trading properties		451	1
Increase in trade and other receivables		(939)	26
Increase in trade and other payables		(432)	(400)
Decrease in salaries and social security liabilities		66	-
Decrease in provisions		(100)	85
Net cash generated by continuing operating activities before income tax paid		6,862	3,310
Net cash generated by discontinued operating activities before income tax paid		234	110
Net cash generated by operating activities before income tax paid		7,096	3,420

The following tables show a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Decrease in investments in joint ventures and associates through a decrease in borrowings	8	10
Dividends distribution to non-controlling shareholders not yet paid	22	-
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	20	71
Increase in investment properties through an increase in trade and other payables	273	-
Increase in intangible assets through an increase in trade and other payables	130	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	9	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	609	-
Increase in derivative financial instruments through a decrease in investments in financial assets	24	-
Increase in property, plant and equipment through an increase in trade and other payables	221	-
Increase in investments in financial assets through an increase in trade and other payables	-	180
Increase in property, plant and equipment through an increase in borrowings	-	1
Increase in joint ventures and associates through an increase in derivative financial instruments	-	855
Tender offer to non-controlling shareholders	-	21
Increase in tax credits through a decrease in derivative financial instruments	-	27
Increase in tax credits through a decrease in investments in financial assets	-	21
Receivables from the sale of shares of subsidiaries	-	81

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

16.
Cash flow information (Continued)

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:
	March 31, 2017	March 31, 2016
Investment properties	-	(28,726)
Property, plant and equipment	1,581	(13,067)
Trading properties	-	(2,564)
Intangible assets	21	(1,287)
Investments in joint ventures and associates	(86)	(9,043)
Deferred income tax	49	2,660
Trade and other receivables	750	(9,546)
Investments in financial assets	-	(6,684)
Derivative financial instruments	-	39
Inventories	-	(1,822)
Restricted assets	-	(250)
Income tax and MPIT credits	-	(91)
Assets held for sale	-	(4,475)
Trade and other payables	(987)	11,261
Salaries and social security liabilities	(111)	794
Borrowings	(657)	68,170
Provisions	2	1,106
Income tax and MPIT liabilities	1	316
Employee benefits	(45)	405
Net amount of non-cash assets incorporated / held for sale	518	7,196
Cash and cash equivalents	154	(9,193)
Non-controlling interest	45	3,287
Goodwill not yet allocated	(23)	(2,706)
Net amount of assets incorporated / held for sale	694	(1,416)
Interest held before acquisition	31	1,416
Result from business combination	44	-
Cash and cash equivalents incorporated / held for sale	(154)	9,193
Net outflow of cash and cash equivalents / assets and liabilities held for sale	615	9,193

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

17.
Shareholders’ Equity

Group’s other reserves as of March 31, 2017 and 2016 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve from currency translation adjustment	Hedging instruments	Reserve for defined benefit plans	Other reserves from subsidiaries	Total Other reserves
Balance at July 1st, 2016	(29)	94	67	520	84	(37)	(10)	37	726
Other comprehensive income / (loss) for the period	-	-	-	-	467	77	(28)	-	516
Total comprehensive income / (loss) for the period	-	-	-	-	467	77	(28)	-	516
Reserve for share-based payments	-	-	9	-	-	-	-	-	9
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	(26)	-	-	-	-	(26)
Changes in non-controlling interest	-	(153)	-	-	-	-	-	(2)	(155)
Balance at March 31, 2017	(29)	(59)	76	494	551	40	(38)	35	1,070

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve from currency translation adjustment	Hedging instruments	Reserve for defined benefit plans	Other reserves from subsidiaries	Total Others reserves
Balance at July 1st, 2015	(34)	(6)	64	-	306	-	-	-	330
Other comprehensive income / (loss)for the period	-	-	-	-	196	-	(4)	12	204
Total comprehensive income / (loss) for the period	-	-	-	-	196	-	(4)	12	204
Reserve for future dividends - Shareholders' meeting held as of 11.26.15	-	-	-	520	-	-	-	-	520
Reserve for share-based payments	5	-	(1)	-	-	-	-	-	4
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	41	41
Changes in non-controlling interest	-	(445)	-	-	-	-	-	-	(445)
Currency translation adjustment held before business combination	-	-	-	-	(144)	-	-	-	(144)
Tender offer to non-controlling shareholders	-	(190)	-	-	-	-	-	-	(190)
Balance at March 31, 2016	(29)	(641)	63	520	358	-	(4)	53	320

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Trade payables	1,645	525
Deferred income	60	65
Others	1,415	928
Total non-current trade and other payables	3,120	1,518

Current
Trade payables	10,972	11,070
Accrued invoices	639	450
Sales, rental and services payments received in advance	2,169	4,590
Total current trade payables	13,780	16,110
Dividends payable to non-controlling shareholders	1,492	426
Tax payables	252	284
Others	1,601	1,054
Total current other payables	3,345	1,764
Total current trade and other payables	17,125	17,874
Total trade and other payables	20,245	19,392

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

19.
Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:
	Period ended March 31, 2017						Fiscal year ended June 30, 2016
	Legal claims (i)	Investments in joint ventures and associates (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total	Total
Beginning of the period / year	689	838	114	296	427	2,364	426
Additions	184	220	-	21	78	503	389
Incorporated by business combination (Note 4)	2	-	-	-	-	2	969
Recovery	(81)	(80)	-	(114)	-	(275)	(46)
Used during the period / year	(80)	-	-	-	(20)	(100)	(143)
Contributions to joint ventures and associates	-	-	-	-	-	-	(18)
Currency translation adjustment	38	21	7	9	46	121	787
End of period / year	752	999	121	212	531	2,615	2,364

	March 31, 2017	June 30, 2016
Non-current	1,530	1,325
Current	1,085	1,039
Total	2,615	2,364

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediating of sites from the places where such assets are located. The calculation of such expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual obligation include a series of obligation resulting from a contractual liability or law, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
Includes a termination fee of a pre-acquisition contractual obligation between PBC and a real estate managing company with regard to the advisory services for one property. The Company is currently disputing the termination contractual fee; therefore, the final amount and the time of payment are uncertain.

Dolphin

In September 2016, a former non-controlling shareholder of IDBD (the "Petitioner") filed a petition with the district court of Be'er Sheva against Dolphin Netherlands, IFISA and Mr. Eduardo Elsztain (jointly referred to as "Dolphin"), to initiate a claim under a collective action (the “Petition”). The Petitioner argues that in executing the modified tender offer of IDBH (a former controlling company of IDBD), as explained in note 3.A.b to the Annual Financial Statements, the non-controlling shareholders of IDBD, which voted against the modification of the tender offer, were forced to sell their shares at a value that differed from the value initially agreed upon and that, therefore, Dolphin should compensate them for an estimated amount of NIS 158 million (equivalent to Ps. 664 million). Dolphin should reply to the petition before September 7, 2017. Our legal advisors consider that the collective petition will probably be dismissed by the Court.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

19.
Provisions (Continued)

IRSA

As mentioned in Note 20 to the Annual Financial Statements, on February 23, 2016, a class action was filed against the Company, Cresud and some first-line managers and directors at the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court for the Eastern District of Pennsylvania.

Furthermore, the Company and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court for the Eastern District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, presumes violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, Cresud and IRSA requested the transfer of the claim to the district of New York, which was accepted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The Company and Cresud filed a petition requesting that the class action brought by IRSA’s shareholders should be dismissed. On April 12, 2017, the Court suspended the class action filed by Cresud’s shareholders until the Court decides on the petition of dismissal of such class action. Such petition is expected to be decided soon by July 2017.

The Company holds that such allegations are meritless and will continue making a strong defense in both actions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings

The breakdown of the Group borrowings as of March 31, 2017 and June 30, 2016 was as follows:
	March 31, 2017	June 30, 2016
Non-current
NCN	80,431	67,235
Bank loans	6,959	6,384
Non-recourse loans	6,409	16,975
Other borrowings	135	86
Total non-current borrowings	93,934	90,680

Current
NCN	15,898	15,075
Bank loans	565	4,050
Bank overdrafts	40	1,236
Other borrowings	1,841	1,891
Total current borrowings	18,344	22,252
Total borrowings	112,278	112,932

Borrowings fair value as of March 31, 2017 and June 30, 2016, amounts to Ps. 115,130 (Ps. 11,670 corresponding to the Operations Center in Argentina and Ps. 103,460 corresponding to Operations Center in Israel) and Ps. 118,480 (Ps. 9,977 corresponding to the Operations Center in Argentina and Ps. 108,503 corresponding to Operations Center in Israel), respectively.

Operations Center in Argentina
● On September 1, 2016, Class VII and VIII NCN were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:

♦
Class VII NCN for a total amount of Ps. 384.2 million to be matured 36 months after the issuing date, which will accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

♦
Class VIII NCN for a Nominal Value of US$ 184.5 million (equivalent to Ps. 2,771 million as of that date) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

● On February 20, 2017, IRSA signed a loan with a foreign banking institution for US$ 50 million maturing on February 23, 2022. The loan will accrue interest at a fixed interest rate of 5.95%, interest payable on a quarterly basis. There is one grace year for the principal which is subsequently amortized over 17 consecutive and equal installments.

Operations Center in Israel
● In July 2016, Shufersal repurchased Series B NCN for a Nominal Value of NIS 511 million (equivalent to Ps. 2,771 million as of that date) with an increase of the issue of Series F NCN by a ratio of 1.175 for each NIS 1 of the Series B. The Series B NCN acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of debentures in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213 million as of that date) due in 2019, at a rate of IPC plus 4.25%. These debentures are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of the 5% of Clal’s shares, as they are already securing a loan by in part Menorah.

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 million at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 million with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 million (equal to Ps. 1,565 million as of that date). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344 million as of that date). The bonds were placed at an internal rate of return of 5.70%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

● In October 2016, PBC issued debentures for NIS 102 million (equal to Ps. 417 million as of that date), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 million (equal to Ps. 2,055 million as of that date) at an effective rate of 4.10% with no CPI indexation clause.

● In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4 million. Principal will be repaid after the lapse of two years and will accrue 7% interest. The loan is guaranteed by IDBD and PBC (jointly and severally). In addition, a bank loan in the amount of US$ 59 million granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC), which is building a shopping mall in Las Vegas, Nevada, has been extended to December 31, 2018.

● On February 16, 2017, IDBD made a placement of Series 13 Debentures in the Israeli market for NIS 1,060 million (equivalent to Ps. 4,452 as of that date), maturing in November 2019, at a fixed annual interest rate of 5.40%. Such Debentures are collateralized by the potential cash flow that could derive from dividends or the sale of certain shares of Clal Insurance Enterprise Holdings Ltd., held by IDBD.

● In May 2012, IDBD was granted a loan from Menorah Group which accrues interest at a rate of 6.9% plus CPI. The loan was collateralized by a pledge over the shares of DIC and Clal Insurance Enterprise Holdings. The total loan amounts to nearly NIS 153 million (equivalent to Ps. 643 million as of that date) and was collateralized by shares held by IDBD in DIC and Clal, which represent, respectively, roughly 15.3% and 4% of the share capital of such companies. In March 2017, IDBD reimbursed the loan balance plus a penalty for advance payment in the amount of NIS 154 million (equivalent to Ps. 647 million as of that date). As a consequence, thereof, the pledges held by the bank over DIC’s and Clal’s shares were dropped.

● As mentioned in notes 1 and 21 to the Annual Financial Statements, IDBD had certain exemptions regarding compliance of its covenants. In March 2017, some restrictions and financial covenants were cancelled, and other restrictions have been dropped due to the advanced payment of certain debts. The covenants valid to date provide that: (i) cash balance in cash and cash equivalents and financial assets should not be lower than the total reimbursements that IDBD intends to give to its financial creditors until the end of 2017 (excluding issued Debentures); (ii) under the Corporations Act of Israel, the Company should not make any distributions until it has repaid all of its loans; and (iii) Mr. Eduardo Elsztain and/or related parties under his direct or indirect control should maintain a direct and/or indirect interest in IDBD of at least 51% of the share capital, and/or the company’s voting rights.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

The breakdown of the Group borrowings as of March 31, 2017 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	4,311	5,413	-	9,724	13,128	15,096	10,383	16,439	31,559	-	86,605	96,329
Bank loans and others	764	3	4	771	480	826	9	1,404	3,059	975	6,753	7,524
Non-recourse loan	-	-	-	-	-	-	-	-	6,409	-	6,409	6,409
Bank overdrafts	-	12	28	40	-	-	-	-	-	-	-	40
Other borrowings	8	10	188	206	-	-	-	-	1,770	-	1,770	1,976
Total debt	5,083	5,438	220	10,741	13,608	15,922	10,392	17,843	42,797	975	101,537	112,278

The breakdown of the Group borrowings as of June 30, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal	Total
NCN	2,288	5,799	-	8,087	7,807	12,436	10,037	15,277	28,666	-	74,223	82,310
Bank loans	-	44	12	56	2,214	1,171	16	778	2,003	4,196	10,378	10,434
Non-recourse loan	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975
Bank overdrafts	859	40	45	944	-	-	-	-	-	292	292	1,236
Other borrowings	15	10	118	143	-	-	-	-	1,834	-	1,834	1,977
Total debt	3,162	5,893	175	9,230	10,021	24,606	10,053	16,055	38,479	4,488	103,702	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers in Argentina and Israel is as follows:

	Operations center in Argentina
	Company	Secured / Unsecured	Class / Series	Currency	Rate	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value March 31, 2017	Book value June 30, 2016

NCN	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 BP	-	-	409
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,413	5,390
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	-	-	1,159
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450ps	-	-	11
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	71	1,113	1,118
	IRSA	Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299pts	384	387	-
	IRSA	Unsecured	Class VIII	US$	Fixed	2019	7.00%	184	2,811	-
Total NCN									9,724	8,087

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14,3%	-	-	1
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	7	8	14
	IRSA	Unsecured	-	US$	Fixed	2022	5.95%	50	764	-
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14,3%	-	3	4
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	1
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	5	3	7
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	-	-	36
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2017	8,50% / Badlar	6	7	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	-	-	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	34.14%	3	3	5
	BNSA	Secured	-	Ps.	Floating	-	Libor	44	63	-
	LIVECK	Secured	-	US$	Fixed	2017	-	2	36	34
	LIVECK	Secured	-	US$	Fixed	-	3.50%	5	90	84
Total bank loans and others									977	199
Bank overdrafts									40	944
Total Operations Center in Argentina									10,741	9,230

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

20. Borrowings (Continued)
	Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value March 31, 2017	Book value June 30, 2016

NCN	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,539	3,534
	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,013	3,445	3,164
	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	206	780	1,109
	IDBD	Unsecured	K	NIS	Fixed	CPI	2019	4.84%	86	355	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	767	1,577	-
	IDBD	Secured	L	NIS	Fixed	N/A	2019	7.58%	1,060	4,432	-
	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	103	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	3,022	12,408	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	33	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	434	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	513	2,221	1,927
	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	142	776	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	495	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	384	1,548	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	827	3,563	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	918	4,001	1,253
	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	957	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	300	1,499	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	718	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,214	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,282	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,746	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	804	3,344	3,114
	Cellcom	Unsecured	J	NIS	Fixed	CPI	2021 – 2026	2.62%	103	425	-
	Cellcom	Unsecured	K	NIS	Fixed	N/A	2021 – 2026	3.75%	304	1,254	-
	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	275	1,395	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,952	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	866	3,909	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	595	2,822	3,054
	PBC	Unsecured	H	NIS	Fixed	CPI	2018 – 2029	2.99%	204	418	-
	PBC	Unsecured	I	NIS	Fixed	N/A	2018 – 2029	4.10%	1,002	2,047	-
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	283	1,449	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,585	9,073	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	107	468	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,367	1,293
	PBC	Unsecured	Gav-Yam Series A	NIS	Fixed	CPI	2017 - 2027	3.19%	400	1,659	-
Total NCN										86,605	74,223

Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	250	233	1,117
and others	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	67	74	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	50	173	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	-	634
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	74	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	273	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	244	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	-	235	296
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	-	2	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	-	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	1	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	3	5

20. Borrowings (Continued)

Operations Center in Israel
Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in millions Issue currency	Book value March 31, 2017	Book value June 30, 2016

PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.970%	-	139	154
PBC	Unsecured	-	NIS	Floating	CPI	2020	2.650%	-	336	311
PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.070%	-	65	76
PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.700%	-	-	1,176
PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.550%	-	221	286
PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.730%	-	293	327
PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.950%	-	-	32
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.870%	-	427	409
PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.770%	-	307	323
PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.870%	-	202	219
PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.860%	-	156	165
PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.260%	-	-	149
PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.800%	-	-	36
PBC	Secured	-	NIS	Floating	CPI	2022	1.880%	-	389	366
PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.260%	-	248	156
PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.570%	-	76	85
PBC	Secured	-	NIS	Floating	CPI	2020	2.140%	-	200	188
PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.160%	-	-	11
Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	17	19
Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	17	16
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	-	5.66%	-	-	51
IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	-	-	767
IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	-	937	869
Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 - 2021	4.60%	1	826	778
Cellcom	Unsecured	-	NIS	Fixed	N/A	2018 - 2022	4.90%	140	578	-
Total bank loans and others									6,753	10,378
Bank overdrafts									-	292
Non-recourse loan									6,409	16,975
Other borrowings									1,770	1,834
Total Operations Center in Israel									101,537	103,702

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

21.
Taxes

The details of the provision for the Group’s income tax, is as follows:

	March 31, 2017	March 31, 2016
Current income tax	(733)	(364)
Deferred income tax	870	107
Income tax from continuing operations	137	(257)

Below is a reconciliation between income tax recognized and that which would result of applying the prevailing tax rate on the profit before income tax for the nine-month periods ended March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Profit / (loss) from continuing operations at tax rate applicable in the respective countries	139	(404)
Permanent differences:
Share of profit / (loss) of joint ventures and associates	106	(57)
Unrecognized tax loss carryforwards	(397)	(181)
Change of income tax rate	492	-
Non-taxable (loss) / profit	(356)	384
Non-deductible expenses and others	153	1
Income tax from continuing operations	137	(257)

The gross movement on the deferred income tax account is as follows:

	March 31, 2017	June 30, 2016
Beginning of the period /year	(6,933)	2
Incorporated by business combination	(7)	(4,681)
Reclassification to liabilities held for sale	241	-
Use of tax loss carryforwards	17	(366)
Changes of non-controlling interest	-	(62)
Currency translation adjustment	(820)	(2,263)
Change of income tax rate	492	-
Deferred income tax expense	378	437
End of period / year	(6,632)	(6,933)

Change in the income tax rate in the Operations Center in Israel:

In December 2016, the Government of Israel modified the income tax rate, thus generating a reduction from the 25% to a 24% for calendar year 2017, and to a 23% for calendar year 2018 onwards. The effect from the rate change is recorded as part of deferred tax expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

22.
Revenues
	March 31, 2017	March 31, 2016
Revenue from supermarkets	35,101	10,797
Income from communications services	8,850	2,956
Rental and services income	6,362	3,633
Sale of communication equipment	3,052	1,172
Sale of trading properties and developments	1,233	160
Revenue from hotel operations and tourism services	603	445
Total Group’s revenues	55,201	19,163

23.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature (Continued)

For the period ended March 31, 2017:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services’ costs	Costs of sale of communication equipment	Costs of trading properties and development	Costs of hotels and tourism services	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	24,817	31	-	2,086	1,246	63	28,243	-	-	28,243
Salaries, social security costs and other personnel expenses	1,104	702	496	-	1	254	2,557	1,069	3,955	7,581
Depreciation and amortization	164	1,313	849	-	-	27	2,353	419	1,585	4,357
Fees and payments for services	-	1,189	88	-	1	15	1,293	486	1,271	3,050
Maintenance, security, cleaning, repairs and others	-	-	997	-	11	102	1,110	49	514	1,673
Advertising and other selling expenses	-	-	219	-	-	-	219	-	1,125	1,344
Taxes, rates and contributions	-	-	163	-	4	-	167	14	539	720
Director´s fees	-	-	-	-	-	-	-	139	-	139
Leases and service charges	-	-	17	-	2	1	20	18	4	42
Allowance for doubtful accounts, net	-	-	-	-	-	-	-	34	100	134
Other expenses	-	2,977	1	-	-	16	2,994	611	1,156	4,761
Total expenses by nature	26,085	6,212	2,830	2,086	1,265	478	38,956	2,839	10,249	52,044

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature (Continued)

For the period ended March 31, 2016:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services’ costs	Costs of sale of communication equipment	Costs of trading properties and developments	Costs of hotels and tourism services	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	-	-	96	828	1	-	925	-	-	925
Salaries, social security costs and other personnel expenses	297	582	392	7	1	156	1,435	294	972	2,701
Depreciation and amortization	152	441	403	7	-	8	1,011	36	120	1,167
Fees and payments for services	-	1,102	6	-	-	11	1,119	136	100	1,355
Maintenance, security, cleaning, repairs and others	-	122	456	-	6	37	621	35	158	814
Advertising and other selling expenses	-	30	233	-	-	-	263	-	141	404
Taxes, rates and contributions	-	-	160	-	2	-	162	11	230	403
Director´s fees	-	-	-	-	-	-	-	121	-	121
Leases and service charges	-	330	20	-	1	-	351	21	373	745
Allowance for doubtful accounts, net	-	-	-	-	-	-	-	-	20	20
Other expenses	7,559	167	9	4	-	61	7,800	151	425	8,376
Total expenses by nature	8,008	2,774	1,775	846	11	273	13,687	805	2,539	17,031

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

24.
Other operating results, net

	March 31, 2017	March 31, 2016
Donations	(80)	(29)
Lawsuits and other contingencies (1)	(24)	(48)
Reversal of currency translation adjustment (2)	-	148
Gain resulting from the revaluation of equity interest held before business combination (Note 4)	44	-
Gain from disposal of equity interest in an associate	-	4
Loss from TGLT agreement	(27)	-
Others	(133)	12
Total other operating results, net	(220)	87

(1)
Includes legal costs and expenses.
(2)
As of March 31, 2016, Ps. 143 correspond to the reversal of currency translation adjustment before the business combination with IDBD and Ps. 5 to the reversal of the reserve of currency translation adjustment generated in Rigby following the partial repayment of the share capital of the company.

25.
Financial results, net

	March 31, 2017	March 31, 2016
Finance income:
- Interest income	610	7
- Foreign exchange gains	55	574
- Dividends income	53	70
Total finance income	718	651
Finance costs:
- Interest expenses	(4,836)	(1,285)
- Foreign exchange loss	(262)	(2,497)
- Other finance costs	(429)	(390)
Total finance costs	(5,527)	(4,172)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss, net	2,309	(734)
- Gain on derivative financial instruments, net	111	917
Total other financial results	2,420	183
Total financial results, net	(2,389)	(3,338)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2017:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Derivative financial instruments	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Cresud	Reimbursement of expenses	-	-	-	-	-	-	(38)	-	-
	Corporate services	-	-	-	-	7	-	(1)	-	-
	NCN	-	222	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	-	-	-	-
Total Parent Company		-	222	-	-	11	-	(39)	-	-
BHSA	Reimbursement of expenses	-	-	-	-	1	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	-	(3)
	Leases and/or rights of use	-	-	-	-	1
Lipstick	Reimbursement of expenses	-	-	-	-	1	-	-	-	-
Manibil S.A.	Contributions to be paid	-	-	-	77	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	-	4	-	-	-	-
BACS	NCN	-	-	-	-	-	-	-	-	-
Condor	Dividends receivables	-	-	-	-	7	-	-	-	-
	Warrant	-	-	24	-	-	-	-	-	-
	Public companies securities	110	-	-
Tarshop	Leases and/or rights of use	-	-	-	-	-	-	-	-	-
Total Associates		110	-	24	77	15	-	(1)	-	(3)
Cyrsa	Borrowings	-	-		-	-	-	-	-	(8)
	Credit due to capital reduction	-	-		-	3	-	-	-	-
Mehadrin	Commissions	-	-		-	-	-	(12)	-	-
NPSF	Share-based payments plan	-	-		-	1	-	-	-	-
	Borrowings	-	-		-	-	-	-	-	(7)
	Leases and/or rights of use	-	-		-	-	-	-	-	-
	Reimbursement of expenses	-	-		-	-	-	-	-	-
	Management fees	-	-		-	2	-	-	-	-
Quality	Management fees	-	-		-	4	-	-	-	-
Total Joint Ventures		-	-		-	10	-	(12)	-	(15)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Derivative financial instruments	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Sociedad Anónima Carnes Pampeanas S.A.	Other Liabilities	-	-	-	-	-	-	(7)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	-	(7)	-	-
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	-	9	-	(3)	-	-
LRSA	Leases and/or rights of use	-	-	-	-	38	-	-	-	-
	Fees	-	-	-	-	-	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	-	-	2	-	-	-	-
Avenida Inc.	Advertising space	-	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	-	(3)	-	-
IFISA	Borrowings	-	-	-	-	1,162	-	-	-	-
Taaman		-	-	-	-	-	-	(33)
Willifood		-	-	-	-	-	-	(41)
Museo de los Niños	Leases and/or rights of use	-	-	-	-	2	-	-	-	-
Total other related parties		-	-	-	-	1,213	-	(80)	-	-
Directors	Advances	-	-	-	-	2	-	-	-	-
	Fees	-	-	-	-	-	-	(29)	-	-
Total Directors and Senior Management		-	-	-	-	2	-	(29)	-	-
Total		110	222	24	77	1,251	-	(168)	-	(18)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Cresud	Reimbursement of expenses	-	-	-	-	-	(30)	-	-
	Corporate services	-	-	-	-	-	(67)	-	-
	Non-Convertible Notes	-	329	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	3	-	-	-	-
Total Parent Company		-	329	-	7	-	(97)	-	-
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
Condor	Public companies securities	499
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
BACS	Convertible Notes	100	21	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total Associates		599	21	-	9	-	(2)	(2)	(10)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Share-based payments plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Management fees	-	-	-	4	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Joint Ventures		-	-	-	14	-	-	-	(20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Sociedad Anónima Carnes Pampeanas S.A.	Transfer of tax credits	-	-	-	-	-	(7)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(7)	-	-
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	7	-	-	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Other payables	-	-	-	-	-	(1)	-	-
OASA	Borrowings	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,074	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	1,088	-	(2)	-	-
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(28)	-	-
Total Directors and Senior Management		-	-	-	4	-	(28)	-	-
Total		599	350	-	1,122	-	(136)	(2)	(30)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

Loan between Dolphin and IDBD

As described in Note 3.A.b to the Annual Consolidated Financial Statements, by June 30, 2016 Dolphin had granted a series of subordinated loans to IDBD (the “debt”). This debt has the following characteristics: (i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD;  (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2017:

Related party	Leases and/or rights of use	Management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	2	-	-	(128)	-	34	-	-
Total Parent Company	2	-	-	(128)	-	34	-	-
Associates
BHSA	3	-	-	-	-	19	-	-
BACS	6	-	-	-	-	-	-	-
Manibil	-	-	-	-	-	-	-	-
Adama	-	-	-	64	-	-	-	-
Condor	-	-	-	-	-	157	-	-
Tarshop	10	-	-	-	-	-	-	-
Total Associates	19	-	-	64	-	176	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(2)	-	-
NPSF	(1)	3	-	-	-	(1)	-	-
Total Joint Ventures	(1)	3	-	-	-	(3)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(7)	-	-	-
Isaac Elsztain e hijos S.C.A	(1)
Fundación IRSA	-	-	-	-	-	-	(6)	-
IFISA	-	-	-	-	-	47	-	-
Total Other related parties	(1)	-	-	-	(7)	47	(6)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	-	(100)
Senior Management	-	-	-	-	-	-	-	(5)
Total Directors and Senior Management	-	-	-	-	-	-	-	(105)
Total	19	3	-	(64)	(7)	254	(6)	(105)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

26.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2016:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	3	-	(88)	-	35	-	-
Total Parent Company	3	-	(88)	-	35	-	-
Associates
BHSA	2	-	-	-	(1)	-	-
BACS	5	-	-	-	16	-	-
Condor	-	-	-	-	249	-	-
Tarshop	8	-	-	-	-	-	-
Total Associates	15	-	-	-	264	-	-
Joint Ventures
Cyrsa	-	-	-	-	(2)	-	-
NPSF	-	3	-	-	(1)	-	-
Total Joint Ventures	-	3	-	-	(3)	-	-
Other related parties
IFISA	-	-	-	-	4	-	-
Fundación IRSA	-	-	-	-	-	(5)	-
Estudio Zang, Bergel & Viñes	-	-	-	(4)	-	-	-
Isaac Elsztain e hijos S.C.A	(1)
Condor	-	-	-	-	-	-	-
Total Other related parties	(1)	-	-	(4)	4	(5)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(102)
Senior Management	-	-	-	-	-	-	(6)
Total Directors and Senior Management	-	-	-	-	-	-	(108)
Total	17	3	(88)	(4)	300	(5)	(108)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

27. CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment property and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 8 Investments in joint ventures and Note 9 Investments in associates
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E – Provisions	Note 19 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties and Note 23 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 28 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

28. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 03.31.17	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	37	15.290	567	38	14.940	563
Euros	10	16.313	165	12	16.492	195
Uruguayan Pesos	-	0.537	-	2	0.489	1
Receivables with related parties:
US Dollar	51	15.390	788	41	15.040	624
Total trade and other receivables			1,520			1,383
Restricted assets
US Dollar	3	15.290	43	-	-	-
Total Restricted assets			43			-
Investments in financial assets
US Dollar	128	15.290	1,964	165	14.940	2,470
Pounds	1	19.152	17	1	19.763	10
Investments with related parties:
US Dollar	31	15.390	472	55	15.040	827
Total investments in financial assets			2,453			3,307
Derivative financial instruments
US Dollar	6	15.290	88	-	-	-
Derivative financial instruments with related parties:
US Dollar	2	15.390	24	-	-	-
Total Derivative financial instruments			112			-
Cash and cash equivalents
US Dollar	337	15.290	5,147	84	14.940	1,248
Euros	2	16.313	26	4	16.492	60
Total Cash and cash equivalents			5,173			1,308
Total Assets as of 03.31.17			9,301			-
Total Assets as of 06.30.16			-			5,998

Liabilities
Trade and other payables
US Dollar	70	15.390	1,070	96	15.040	1,451
Euros	1	16.458	17	3	16.640	54
New Israel Shekel	-	-	-	2	3.892	7
Payables to related parties:
US Dollar	1	15.390	17	2	15.040	31
Total Trade and other payables			1,104			1,543
Borrowings
US Dollar	1,084	15.390	16,689	1,704	15.040	25,631
Euros	-	-	-	2	16.640	39
Total Borrowings			16,689			25,670
Total Liabilities as of 03.31.17			17,793			-
Total Liabilities as of 06.30.16			-			27,213

(1) Considering foreign currencies as those that differ from each Group’s functional currency at each period / year-end.
(2) Exchange rate as of March 31, 2017 and June 30, 2016 according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (See Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

29. Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to held for sale. Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd. in terms and conditions that have not been fully set yet; the assets and liabilities related to Open Sky Ltd. operations have been also reclassified. Furthermore, the equity interest of the Group in Adama and the related non-recourse loan, had been reclassified to assets and liabilities held for sale before the disposal.

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 231 million has been recorded.

The following table shows the main assets and liabilities classified as held for sale:

Group of assets held for sale:

March 31, 2017

Property, plant and equipment	1,581
Intangible assets	21
Investments in associates	37
Deferred income tax assets	50
Trade and other receivables	838
Cash and cash equivalents	161
Total	2,688

Liabilities directly associated with the group of assets held for sale:

March 31, 2017

Trade and other payables	1,000
Salaries and social security liabilities	111
Employee benefits	45
Deferred income tax liability	8
Borrowings	702
Total	1,866

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

30.
Results from discontinued operations

The results of Israir, Open Sky and IDB Tourism operations, the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income / (Operations) under discontinued operations.

	March 31, 2017			March 31, 2016
	Adama	Israir and Open Sky	Total	Adama	IDB Tourism	Total
Revenues	-	3,528	3,528	-	568	568
Costs	-	(3,001)	(3,001)	-	(705)	(705)
Gross profit / (loss)	-	527	527	-	(137)	(137)
General and administrative expenses	-	(178)	(178)	-	-	-
Selling expenses	-	(171)	(171)	-	-	-
Other operating results, net (i)	4,216	(239)	3,977	-	(4)	(4)
Profit / (Loss) from operations	4,216	(61)	4,155	-	(141)	(141)
Share of profit / (loss) of joint ventures and associates	255	39	294	(130)	7	(123)
Profit / (Loss) before financial results and income tax	4,471	(22)	4,449	(130)	(134)	(264)
Finance income	-	4	4	341	8	349
Finance cost	(1,346)	(43)	(1,389)	(245)	(26)	(271)
Other financial results	-	-	-	11	-	11
Financial results, net	(1,346)	(39)	(1,385)	107	(18)	89
Profit / (Loss) before income tax	3,125	(61)	3,064	(23)	(152)	(175)
Income tax	-	(8)	(8)	-	7	7
Profit / (Loss) from discontinued operations	3,125	(69)	3,056	(23)	(145)	(168)

(i)
Corresponds to the profit from the sale of Adama.

31. Subsequent events

Advanced dividend IRSA CP

The General Regular Shareholders’ Meeting of IRSA CP held on April 5 this year decided the payment of an interim dividend of Ps. 310 million, for the current fiscal year. The dividends were made available to shareholders on April 21, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

31. Subsequent events (Continued)

Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of said Company’s share capital ("the shares sold"), for an amount of NIS 130 million (equivalent to Ps. 546 million), payable upon execution of the transaction, which is subject to compliance, inter alia, with the following conditions:

●
approval by the Antitrust Commission of Israel. Should the approval not be obtained within the 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically invalidated, unless the parties agree on a term extension.

●
the discharge and invalidation of all the existing guarantees of New Pharm over the liabilities of the companies of Hamashbir Group, and the discharge and invalidation of all the existing guarantees of the companies of Hamashbir Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed.

As of the date of issuance of these fin ancial statements, none of the mentioned conditions have been fulfilled.

Capital issuance of Shufersal

During April 2017, Shufersal issued approximately 12 million shares for a total net consideration of NIS 210 million (approximately equivalent to Ps. 882 million). As a result of such issuance, DIC’s interest in Shufersal went down to nearly 56.11%.

Debt issuance of PBC

During April this year, PBC made a public offering of debentures (series I) for nearly NIS 431 million, for which it raised roughly NIS 446 million (approximately equivalent to Ps. 1,873 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

31. Subsequent events (Continued)

Debt issuance of Gav-Yam

During April this year, Gav-Yam made a public offering of debentures (series F) for nearly NIS 303 million (approximately equivalent to Ps. 1,272 million).

Debt issuance of DIC

In April 2017, DIC made a public offering to expand its debentures (series F) for approximately NIS 444 million, for which it raised roughly NIS 555 million (approximately equivalent to Ps. 231 million as of that date).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of March 31, 2017, and the unaudited condensed interim consolidated statements of income and comprehensive income for the nine-month period and three-month period ended March 31, 2017, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 to these unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 57,522 and was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2017.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 326 F° 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements for the
nine-month period ended March 31, 2017 presented comparatively

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	06.30.16
ASSETS
Non-current Assets
Investment properties	6	465	457
Property, plant and equipment	7	4	3
Trading properties	8	86	70
Intangible assets	9	2	52
Investments in subsidiaries, associates and joint ventures	5	7,622	4,054
Deferred income tax assets	17	567	345
Income tax and MPIT credit		142	108
Trade and other receivables	11	190	62
Investments in financial assets	10	-	100
Total Non-current Assets		9,078	5,251
Current Assets
Inventories		1	1
Trading properties	8	8	8
Trade and other receivables	11	398	101
Income tax and MPIT credit		1	-
Investments in financial assets	10	49	24
Restricted assets	10	3	-
Cash and cash equivalents	10	94	6
Total Current Assets		554	140
TOTAL ASSETS		9,632	5,391
SHAREHOLDERS’ EQUITY
Share capital		575	575
Treasury shares		4	4
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	16
Legal reserve		143	117
Special reserve		90	94
Other reserves		983	638
Retained Earnings (Accumulated deficit)		898	(1,243)
TOTAL SHAREHOLDERS’ EQUITY		3,625	1,117
LIABILITIES
Non-Current Liabilities
Trade and other payables	14	729	571
Borrowings	16	5,012	1,224
Provisions	15	33	7
Total Non-Current Liabilities		5,774	1,802
Current Liabilities
Trade and other payables	14	93	196
Salaries and social security liabilities		2	1
Borrowings	16	137	2,247
Provisions	15	1	28
Total Current Liabilities		233	2,472
TOTAL LIABILITIES		6,007	4,274
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,632	5,391

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income /

(Operations) for the nine and three-month periods beginning on July 1, 2016 and 2015 and January 1, 2017 and 2016 and ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.17	03.31.16	03.31.17	03.31.16
Revenues	18	27	46	9	9
Costs	19	(18)	(22)	(6)	(7)
Gross Profit		9	24	3	2
Gain from disposal of investment properties	6	32	729	32	-
General and administrative expenses	19	(129)	(89)	(52)	(30)
Selling expenses	19	(18)	(21)	(5)	(8)
Other operating results. net	20	(37)	66	1	(2)
(Loss) / Profit from operations		(143)	709	(21)	(38)
Share of profit / (loss) of subsidiaries, associates and joint ventures	5	2,543	(490)	62	52
Profit before financial results and income tax		2,400	219	41	14
Finance income	21	37	1,567	(7)	438
Finance cost	21	(490)	(2,278)	27	(732)
Other financial results	21	23	(82)	22	(12)
Financial results, net	21	(430)	(793)	42	(306)
Profit / (Loss) before income tax		1,970	(574)	83	(292)
Income tax	17	167	(55)	(13)	104
Profit / (Loss) for the period		2,137	(629)	70	(188)

Profit / (Loss) per share for the period:
Basic		3.718	(1.093)	0.123	(0.326)
Diluted		3.695	(1.093)	0.122	(0.326)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
. Eduardo S. Elsztain President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income /
(Operations) for the nine and three month periods beginning on July 1, 2016 and 2015 and January 1, 2017 and 2016 and ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	03.31.17	03.31.16	03.31.17	03.31.16
Profit / (Loss) for the period	2,137	(629)	70	(188)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of subsidiaries	49	8	61	8
Currency translation adjustment of subsidiaries, associates, and joint ventures	467	52	488	(8)
Other comprehensive income for the period (i)	516	60	549	-
Total comprehensive income / (loss) for the period	2,653	(569)	619	(188)

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Other reserves (Note 13)	(Accumulated deficit)/ Retained earnings	Total Shareholders’ equity
Balance at June 30, 2016	575	4	123	793	16	117	94	638	(1,243)	1,117
Profit for the period	-	-	-	-	-	-	-	-	2,137	2,137
Other comprehensive income for the period	-	-	-	-	-	-	-	516	-	516
Total comprehensive income for the period	-	-	-	-	-	-	-	516	2,137	2,653
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	(154)	-	(154)
Reserve for share-based payments	-	-	-	-	-	-	-	9	-	9
Balance at March 31, 2017	575	4	123	793	16	143	90	983	898	3,625

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

. Eduardo S. Elsztain President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2017 and 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	Other reserves (Note 13)	Retained earnings / (Accumulated deficit)	Total Shareholders’ equity
Balance at June 30, 2015	574	5	123	793	7	117	4	336	515	2,474
Loss for the period	-	-	-	-	-	-	-	-	(629)	(629)
Other comprehensive income for the period	-	-	-	-	-	-	-	60	-	60
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	60	(629)	(569)
Appropriation of retained earnings approved by Shareholders’ meeting held as of 11.26.15	-	-	-	-	-	-	-	520	(520)	-
Changes of interest in subsidiaries	-	-	-	-	-	-	-	41	-	41
Changes in non-controlling interest	-	-	-	-	-	-	-	(536)	-	(536)
Reserve for share-based payments	1	(1)	-	-	9	-	-	4	-	13
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(144)	-	(144)
Balance at March 31, 2016	575	4	123	793	16	117	4	281	(634)	1,279

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

. Eduardo S. Elsztain President

6

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows

for the nine-month periods ended March 31, 2017 and 2016

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.17	03.31.16
Operating activities:
Net cash used in the operations	12	(252)	(120)
Income tax paid		(82)	-
Net cash used in operating activities		(334)	(120)
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(558)	(2,883)
Purchases of investment properties	6	(10)	(4)
Purchases of property, plant and equipment	7	(2)	(1)
Purchases of trading properties	8	(16)	-
Purchases of intangible assets	9	(2)	-
Proceeds from sales of investment properties		38	768
Proceeds from transfers of assets to subsidiary		-	1,676
Purchases of investments in financial assets		(34)	(1,450)
Proceeds from sales of investments in financial assets		29	2,041
Proceeds from derivative financial instruments		2	77
Interest received		-	163
Proceeds from loans granted to subsidiaries, associates and joint ventures		(60)	-
Proceeds from sales of associates and joint ventures		-	75
Increase in equity interest in associates		-	7
Net cash (used in) / generated by investing activities		(613)	469
Financing activities:
Proceeds from borrowings		52,596	94,657
Payments of borrowings		(53,442)	(94,221)
Borrowings		-	72
Payment of principal NCN		(1,126)	(96)
Dividends paid		-	(8)
Interest paid		(456)	(480)
Payment of borrowings from subsidiaries, associates and joint ventures		(530)	(100)
Proceeds from borrowings from subsidiaries, associates and joint ventures		89	-
Bank borrowings		774	-
Repurchase of NCN		-	(121)
Issuance of NCN		3,129	7
Net cash generated by / (used in) financing activities		1,034	(290)
Net Increase in cash and cash equivalents		87	59
Cash and cash equivalents at the beginning of the period	10	6	3
Mutual funds		1	-
Foreign exchange gain on cash and cash equivalents		-	11
Cash and cash equivalents at end of period		94	73

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements
. Eduardo S. Elsztain President

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel. As mentioned in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, on October 11, 2015 IRSA obtained control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2017.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. The aforesaid Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted for under the equity method in the separate financial statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in Separate Financial Statements, since the equity method was not a valuation option for such investments.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. As a result, these Unaudited Condensed Interim Separate Financial Statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated Financial Statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Company did not restate these acquisitions or disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other required and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	2,474
Acquisition of non-controlling interest	6
Retained earnings recognition	(6)
Total shareholders’ equity under IFRS	2,474

Balance items as of June 30, 2016 and March 31, 2016 shown in these financial statements for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity of the Unaudited Condensed Interim Separate Financial Statements prepared in accordance with Technical Resolution N° 26 on the closing date of the comparative period and the Statements of Income and other comprehensive income for the nine-month period ended March 31, 2016, and those presented in accordance with IFRS in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The Unaudited Condensed Interim Separate Financial Statements of the Company for the nine-month period ended March 31, 2017 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

2.2.
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders’ equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and March 31, 2016 and the reconciliation of net income for the nine-month period ended March 31, 2016. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the Annual Financial Statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on shareholders' equity for the period ended March 31, 2016 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on net income for the nine-month period ended March 31, 2016 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the Statements of Cash Flows.

2.2.1.
Summary of equity

	06.30.16	03.31.16
Shareholders’ equity under Technical Resolution N° 26	1,115	1,277
Goodwill from the purchase of shares	2	2
Total shareholders’ equity under IFRS	1,117	1,279

2.2.2.
Summary of loss for the period

03.31.16
Loss for the period under Technical Resolution N° 26	(676)
Other operating results, net	76
Income tax	(29)
Loss for the period under IFRS	(629)

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3.
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the consolidated financial statements, so that the equity and income corresponding to the controlling interest resulting from Consolidated Financial Statements filed together with separate financial statements are the same in both sets of financial statements.

IFRS - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits / (losses) and other comprehensive income of the subsidiary and decreased by dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the consolidated financial statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the Company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the Consolidated Financial Statements of such companies.

Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:

●
Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.
●
Sale of interest in companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the Statements of Income / (Operations).

The non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

2.3
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.4
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Interim Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2016.

2.5.
Comparability of information

Balance items as of March 31, 2016 and June 30, 2016 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.
Acquisitions and disposals

See description of acquisitions and disposals made by the Company and/or its subsidiaries for the nine-month period ended March 31, 2017 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Financial risk management and fair value estimates

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

5.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about the main subsidiaries, associates and joint ventures (Continued)

As indicated in Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements, the Company has an indirect participation in IDBD through Tyrus. In addition, the note describes the implications of the subsidiary for the group.

Within the Operations Center in Israel and in relation to IDBD’s financial position, its cash flow and its ability to meet its financial debt, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in value of its subsidiaries in the market, IDBD considers that it is possible to obtain financing in the market or refinance its debts. In this sense, IDBD has recently placed successful debts, as mentioned in Note 20 to the Unaudited Condensed Interim Consolidated Financial Statements. Additionally, it has made advance payments of its financial debt and has achieved to renegotiate the exemptions it held regarding debt covenants.
●
As cited in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements, DIC approved dividends in respect of which IDBD will receive nearly NIS 481 million.
●
In February 2017, Standard & Poor’s Maalot upgraded the rating of IDBD debentures, from CCC to BB.
●
As mentioned in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

The main associates include BHSA and New Lipstick. The main joint ventures include Cyrsa, Puerto Retiro and Baicom.

Detailed below is the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016:

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about the main subsidiaries, associates and joint ventures (Continued)

Subsidiaries, Associates and Joint ventures
	March 31, 2017	June 30, 2016
Beginning of period / year	4,049	2,732
Capital contribution (i)	991	2,907
Increase in equity interest in associates	119	-
Merger – Spin-off	-	(165)
Share of profit / (loss), net	2,543	(896)
Cash dividends (ii)	(443)	(286)
Reimbursement of expired dividends	-	10
Change of interest in subsidiaries	(154)	(19)
Acquisition of equity interest (Technical Resolution N° 43)	-	2
Other comprehensive income / (loss)	516	(269)
Other reserves	-	36
Disposal of subsidiaries, associates and joint ventures	-	(3)
End of the period / year (iii)	7,621	4,049

(i)
During the period capital contributions were made to Tyrus, Llao, Hasa, Palermo Invest S.A., Inversora Bolivar S.A. and Manibil for Ps. 941, Ps. 2, Ps. 3, Ps. 4, Ps. 3 and Ps. 38, respectively. During the fiscal year ended as of June 30, 2016 capital contributions were made to Tyrus and Manibil for Ps. 2,897 and Ps. 10, respectively.
(ii)
During the period Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 0.2, Ps. 1, Ps. 0.3, Ps. 7.5 and Ps. 434, respectively. During the year ended June 30, 2016 Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, CYRSA and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3, Ps. 6 and Ps. 271, respectively.
(iii) Includes (Ps. 1) as of March 31, 2017 and (Ps. 5) as of June 30, 2016 corresponding to the equity interest in HASA, included in Provisions (Note 15).

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2016. There have been no changes in risk management or risk management policies applied by the Company since the end of the annual fiscal year, except for those financial risks incorporated by IDBD's business combination.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about the main subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.17	Value recorded as of 06.30.16	Market value as of 03.31.17	Issuer's information						Interest in common shares
						Main activity	Registered office	Last financial statements issued
								Date	Common shares (nominal value)	Profit for the period	Shareholders´ Equity
IRSA CP (1)	Common shares 1 vote	118,972,490	1,834	1,408	165	Real estate	Argentina	03.31.17	126	2,359	21,553	94.41%
	Higher value		374	387
	Intergroup transactions		-1,596	-1,671

BHSA (2)	Common shares 1 vote	73,939,822	272	264	6.15	Financial	Argentina	03.31.17	1,5	253	6,309	5.05%

BACS (2)	Common shares 1 vote	29,297,626	154	21	Not publicly traded	Financial	Argentina	03.31.17	88	8	434	33.36%

Cyrsa	Common shares 1 vote	8,748,500	12	18	Not publicly traded	Real estate	Argentina	03.31.17	17	3	24	50.00%

ECLSA	Common shares 1 vote	77,025,732	292	282	Not publicly traded	Investment	Argentina	03.31.17	80	9	302	96.74%
	Higher value		-2	-2

(1)
The balances correspond to the financial statements of IRSA CP. The valuation of the investment in the company does not consider the effects of the change of the valuation model of investment properties from cost model to fair value model.
(2)
The balances correspond to the financial statements of BHSA and BACS prepared in accordance with BCRA standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to IFRS have been considered.

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about the main subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.17	Value recorded as of 06.30.16	Market value as of 03.31.17	Issuer's information						Interest in common shares
						Main activity	Registered office	Last financial statements issued
								Date	Common shares (nominal value)	Profit for the period	Shareholders´ Equity
EFANUR	Common shares 1 vote	130,386,770	471	301	Not publicly traded	Investment	Uruguay	03.31.17	130	170	471	100.00%

HASA	Common shares 1 vote	15,367,199	(5)	(5)	Not publicly	Hotel	Argentina	03.31.17	19	1	(1)	80.00%
	Irrevocable contributions		4	-	traded

Inversora Bolívar S.A.	Common shares 1 vote	80,337,189	327	322	Not publicly traded	Investment	Argentina	03.31.17	84	6	347	95.13%
	Irrevocable contributions		3	-
	Higher value		6	6

Llao Llao Resort S.A.	Common shares 1 vote	73,580,000	23	13	Not publicly traded	Hotel	Argentina	03.31.17	147	17	47	50.00%
	Irrevocable contributions		1	-

Manibil	Common shares 1 vote	86,122,890	105	62	Not publicly traded	Real estate	Argentina	03.31.17	176	11	215	49.00%

NFSA	Common shares 1 vote	38,068,732	38	36	Not publicly traded	Hotel	Argentina	03.31.17	50	4	50	76.34%
	Higher value		(13)	(14)

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.
Information about the main subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.17	Value recorded as of 06.30.16	Market value as of 03.31.17	Issuer's information						Interest in common shares
						Main activity	Registered office	Last financial statements issued
								Date	Common shares (nominal value)	Profit for the period	Shareholders´ Equity
Palermo Invest S.A.	Common shares 1 vote	153,284,250	284	278	Not publicly traded	Investment	Argentina	03.31.17	158	7	296	97.00%
	Irrevocable contributions		3	-
	Intergroup transactions		(30)	(30)

Ritelco S.A.	Common shares 1 vote	94,369,151	478	449	Not publicly traded	Investment	Uruguay	03.31.17	94	27	505	100.00%
	Irrevocable contributions		27	27

Tyrus	Common shares 1 vote	16,025,861,475	(157)	(1,878)	Not publicly traded	Investment	Uruguay	03.31.17	5,915	1,361	4,567	100.00%
	Irrevocable contributions		4,725	3,784
	Higher value		(9)	(9)
Total investments in subsidiaries, associates and joint ventures as of 03.31.17			7,621	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.16			-	4,049

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.
Investment properties

Changes in Company’s investments properties for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017				Fiscal year ended June 30, 2016
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Beginning of the period / year:
Costs	258	164	48	470	447
Accumulated depreciation	(13)	-	-	(13)	(35)
Net book amount	245	164	48	457	412
Changes of the period / year
Additions	-	-	10	10	5
Additions as a result of the merger	-	-	-	-	172
Reclassification to trading properties	-	-	-	-	(67)
Disposals	(1)	-	-	(1)	(63)
Depreciation (i)	(1)	-	-	(1)	(2)
Net book amount at the period / year-end	243	164	58	465	457
End of the period / year:
Costs	258	164	58	480	470
Accumulated depreciation	(15)	-	-	(15)	(13)
Net book amount	243	164	58	465	457

(i)
Depreciation charges of investment properties were included in “Costs” in the Statements of Income / (Operations) (Note 19).

As mentioned in Note 10 to the Unaudited Consolidated Financial Statements, IRSA’s Board of Directors decided to change the valuation model of investment properties (mainly shopping malls, offices and undeveloped parcels of land) from cost model to fair value model, as permitted by International Financial Reporting Standards (IFRS). The Company plans to recognize the effects of this change in its financial statements corresponding to the fourth quarter of the current fiscal year (June 30, 2017).

The following amounts have been recognized in the Statements of Income / (Operations):

	March 31, 2017	March 31, 2016
Sales, rental and services income (Note 18)	24	36
Cost of rental and services (Note 19)	(9)	(16)
Cost of sales and developments (Note 19)	(9)	(6)
Gain from disposal of investment properties	32	729

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017				Fiscal year ended June 30, 2016
	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Beginning of the period / year:
Costs	14	3	14	31	30
Accumulated depreciation	(13)	(3)	(12)	(28)	(27)
Net book amount	1	-	2	3	3

Changes of the period / year
Additions	1	-	1	2	1
Depreciation (i)	-	-	(1)	(1)	(1)
Net book amount at the period / year-end	2	-	2	4	3

End of the period / year:
Costs	15	3	15	33	31
Accumulated depreciation	(13)	(3)	(13)	(29)	(28)
Net book amount	2	-	2	4	3

(i)
Depreciation charges of property, plant and equipment were included in “Costs” in the Statements of Income / (Operations).

8.
Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017			Fiscal year ended June 30, 2016
	Completed properties	Properties under development	Total	Total

Beginning of the period / year	3	75	78	11
Additions	2	14	16	-
Reclassification of investment properties	-	-	-	67
End of the period / year	5	89	94	78

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.
Trading properties (Continued)

	March 31, 2017	June 30, 2016
Net book amount
Non-current	86	70
Current	8	8
Total	94	78

9.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2017 and for the year ended June 30, 2016 were as follows:

	Period ended March 31, 2017			Fiscal year ended June 30, 2016
	Rights to receive future units from barter (i)	Information Systems and Software	Total	Total

Beginning of the period / year:
Costs	52	2	54	54
Accumulated depreciation	-	(2)	(2)	(2)
Net book amount	52	-	52	52

Changes of the period / year
Additions	-	2	2	-
Disposals (i)	(52)	-	(52)	-
Net book amount at the period / year-end	-	2	2	52

End of the period / year:
Costs	-	4	4	54
Accumulated depreciation	-	(2)	(2)	(2)
Net book amount	-	2	2	52

(i)
See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

10.
Financial instruments by category

Determination of fair values

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category (Continued)

The following table shows the financial assets and financial liabilities of the Company that are measured at fair value through profit or loss as of March 31, 2017 and June 30, 2016 and their allocation to the fair value hierarchy.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
March 31, 2017
Assets as per statements of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 11)	196	-	-	-	196	396	592
Investments in financial assets:
- Mutual funds	-	15	-	-	15	-	15
- Bonds	-	34	-	-	34	-	34
Cash and cash equivalents:
- Cash at bank and on hand	5	-	-	-	5	-	5
- Mutual funds	-	89	-	-	89	-	89
Restricted assets (*)	3	-	-	-	3	-	3
Total	204	138	-	-	342	396	738

(*) Corresponds to the capitalization plan.
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	73	-	-	-	73	749	822
Borrowings (Note 16)	5,149	-	-	-	5,149	-	5,149
Total	5,222	-	-	-	5,222	749	5,971

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non- financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statements of financial position
Trade and other receivables (excluding the allowance for doubtful accounts) (Note 11)	127	-	-	-	127	40	167
Investments in financial assets:
- Mutual funds	-	2	-	-	2	-	2
- Bonds	-	1	-	-	1	-	1
- Convertible notes of related parties (Note 22)	121	-	-	-	121	-	121
Cash and cash equivalents:
- Cash at bank and on hand	6	-	-	-	6	-	6
Total	254	3	-	-	257	40	297

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
Liabilities as per statements of financial position
Trade and other payables (Note 14)	101	-	-	-	101	666	767
Borrowings (Note 16)	3,471	-	-	-	3,471	-	3,471
Total	3,572	-	-	-	3,572	666	4,238

During the period ended March 31, 2017 there were no transfers between levels of the fair value hierarchy.

As of March 31, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

11.
Trade and other receivables

Company’s trade and other receivables, as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Receivables from the sale of properties	23	29
Sale , leases and services receivables	7	8
Total non-current trade receivables	30	37
Loans granted	82	-
VAT receivables	51	6
Prepaid expenses	27	19
Total non-current other receivables	160	25
Total non-current trade and other receivables	190	62
Current
Sale, leases and services receivables	43	35
Less: Allowance for doubtful accounts	(4)	(4)
Total current trade receivables	39	31
Advance payments	275	4
Borrowings, deposits and other debit balances	39	53
Receivable from agreement with TGLT (i)	25	-
Tax receivables	11	6
Prepaid expenses	6	4
Others	3	3
Total current other receivables	359	70
Total current trade and other receivables	398	101
Total trade and other receivables	588	163

(i) See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.
Trade and other receivables (Continued)

Movements on the Company’s allowance for doubtful accounts are as follows:

	March 31, 2017	June 30, 2016
Beginning of the period / year	4	10
Recovery of the period / year	-	(6)
End of the period / year	4	4

The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income / (Operations) (Note 19). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

12.
Cash flow information

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2017 and 2016:

	Note	March 31, 2017	March 31, 2016
Profit / (Loss) for the period		2,137	(629)
Adjustments for:
Income tax	17	(167)	55
Amortization and depreciation	19	2	3
Loss from disposal of investment properties	6	(32)	(729)
Loss from disposal of associates		-	(79)
Financial results, net	21	430	761
Derecognition of intangible assets by TGLT agreement		27	-
Provision allowances	15	3	9
Share of (profit) / loss of subsidiaries, associates and joint ventures	5	(2,543)	490
Increase in trade and other receivables		(39)	(35)
(Decrease) / Increase in trade and other payables		(70)	34
Net cash used in operating activities		(252)	(120)

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.
Cash flow information (Continued)

Additional information	03.31.17	03.31.16
Changes in non-controlling interest	154	451
Reserve for share-based payments	9	64
Currency translation adjustment	516	52
Increase in investments in financial assets through an increase in borrowings	-	229
Increase in investments in financial assets through a decrease in trade and other receivables	-	143
Receivables from the sale of shares of subsidiaries	-	81
Other reserves	-	49
Reserve for tender offer to non-controlling shareholders	-	190
Use of tax loss carryforwards	-	73
Increase in investments in financial assets through an increase in trade and other payables	-	180
Decrease in dividends receivables through a decrease in borrowings granted to subsidiaries	9	248
Decrease in dividends receivables through a decrease in trade payables	-	36
Transfer of investment properties through an increase in trading properties	-	16
Increase in tax receivables through a decrease in derivative instruments	-	27
Decrease in income tax payable, offset against tax credit	25	-
Increase in dividends receivable through a decrease in investments in associates and joint ventures	443	-
Decrease in borrowings from subsidiaries, associates and joint ventures	16	-
Increase in borrowings from subsidiaries, associates and joint ventures through an increase in trade and other receivables	170	-
Decrease in dividends receivable through an increase in investment in subsidiaries	434	-
Decrease in intangible assets through an increase in other receivables	24	-
Decrease in financial instruments through an increase in investment in subsidiaries	100	-

13.
Shareholders’ equity

On October 31, 2016, the annual Shareholders' Meeting of the Company approved the appropriation of loss for the fiscal year ended June 30, 2016 in the amount of Ps. 1,254, which is to be partially absorbed by the special reserve that was set up in an amount of Ps. 4 to record initial adjustments related to the adoption of IFRS. The remaining balance, that is a loss of Ps. 1,250, was charged to Retained Earnings. In addition, it decided to reallocate Ps. 26 from the reserve for future dividends to setting up a legal reserve.

Company’s other reserves as of March 31, 2017 and 2016 were as follows:

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.
Shareholders’ equity (Continued)

	Cost of shares in treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve from currency translation adjustment	Other reserves from subsidiaries	Other comprehensive income (loss) from subsidiaries	Total other reserves
Balance at July 1st, 2016	(29)	-	67	520	84	43	(47)	638
Other comprehensive income for the period	-	-	-	-	467	-	49	516
Total comprehensive income for the period	-	-	-	-	467	-	49	516
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.16	-	-	-	(26)	-	-	-	(26)
Changes of interest in subsidiaries	-	-	-	-	-	(154)	-	(154)
Reserve for share-based payments	-	-	9	-	-	-	-	9
Balance at March 31, 2017	(29)	-	76	494	551	(111)	2	983

	Cost of shares in treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Reserve from currency translation adjustment	Other Reserves from subsidiaries	Total other reserves
Balance at July 1st, 2015	(34)	-	64	-	306	-	336
Other comprehensive income for the period	-	-	-	-	52	8	60
Total comprehensive income for the period	-	-	-	-	52	8	60
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	520	-	-	520
Changes of interest in subsidiaries	-	-	-	-	-	41	41
Changes in non-controlling interest	-	(536)	-	-	-	-	(536)
Currency translation adjustment for interest held before business combination	-	-	-	-	(144)	-	(144)
Reserve for share-based payments	5	-	(1)	-	-	-	4
Balance at March 31, 2016	(29)	(536)	63	520	214	49	281

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.
Trade and other payables

Company’s trade and other payables as of March 31, 2017 and June 30, 2016 are as follows:

	March 31, 2017	June 30, 2016
Non-current
Customers advances	727	568
Tenant deposits	-	1
Total non-current trade payables	727	569
Tax amnesty plan for payable taxes	2	2
Total non-current other payables	2	2
Total non-current trade and other payables	729	571
Current
Trade payables	60	66
Invoices to be received	9	34
Customers advances	3	5
Total current trade payables	72	105
Long-term incentive plan	16	22
Others	3	-
Tax payables	1	68
Tax on shareholders’ personal assets	1	1
Total current other payables	21	91
Total current trade and other payables	93	196
Total trade and other payables	822	767

15.
Provisions

The table below shows the movements in Company's provisions:

	Labor, legal and other claims	Investments in associates and joint ventures (i)	Total
At June 30, 2016	30	5	35
Additions	6	1	7
Decreases	(3)	(5)	(8)
At March 31, 2017	33	1	34

(i)
Corresponds to the interest in HASA with negative equity.

The breakdown of total current and non-current provisions is as follows:

	March 31, 2017	June 30, 2016
Non-current	33	7
Current	1	28
Total	34	35

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.
Borrowings

Company’s borrowings as of March 31, 2017 and June 30, 2016 are as follows:

	Secured / Unsecured	Currency	Rate	Interest rate %	Capital nominal value in million issue currency	March 31, 2017	June 30, 2016
Non-current
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	71	1,089	1,063
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	381	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	2,799	-
Bank loans (i)	Unsecured	US$	Fixed	5.95%	50	715	-
Total non-current borrowings						4,984	1,063
Related parties (Note 22)						28	161
Total non-current borrowings						5,012	1,224
Current
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	-	-	11
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	-	-	1,159
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	71	25	56
IRSA NCN due 2019	Unsecured	Ps.	Floating	Badlar + 299 points	384	5	-
IRSA NCN due 2019	Unsecured	US$	Fixed	7.00%	184	12	-
Bank overdrafts	Unsecured	Ps.	Floating	28.97%	-	-	859
Bank loans (i)	Unsecured	US$	Fixed	5.95%	50	50	-
Total current borrowings						92	2,085
Related parties (Note 22)						45	162
Total current borrowings						137	2,247
Total borrowings						5,149	3,471

 (i) See Note 20 to the Unaudited Condensed Interim Consolidated Financial Statements.

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.
Borrowings (Continued)

Related parties breakdown:

	Secured / Unsecured	Currency	Rate	Interest rate %	Capital nominal value in million issue currency	March 31, 2017	June 30, 2016
Non-current
Inversora Bolívar S.A.	Unsecured	Ps.	Floating	Badlar	6	6	6
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	-	-	30
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	125
Panamerican Mall S.A.	Unsecured	US$	Fixed	7%	22	22	-
Total non-current related parties borrowings						28	161
Current
Cyrsa S.A…	Unsecured	Ps.	Floating	Badlar	7	8	14
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	34	-
IRSA CP	Unsecured	US$	Fixed	Libor 12m + 200 points	1	3	66
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	-	-	9
Ritelco S.A.	Unsecured	US$	Floating	4%	-	-	73
Total current related parties borrowings						45	162
Total related parties borrowings						73	323

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	March 31, 2017	March 31, 2016
Current income tax	55	8
Deferred income tax	(222)	47
Income tax (Gain) / Loss	(167)	55

The gross movement on the deferred income tax account is as follows:

	March 31, 2017	June 30, 2016
Beginning of the period /year	345	283
Use of tax loss carryforwards	-	(318)
Income tax expense	222	380
End of period / year	567	345

Below is a reconciliation between income tax and the amount that would arise using the income tax rate applicable to profit before income tax for the nine-month periods ended March 31, 2017 and 2016:

	March 31, 2017	March 31, 2016
Net income at tax rate	692	(201)
Permanent differences:
Share of (profit) / loss of subsidiaries, associates and joint ventures	(862)	252
Non-deductible expenses and others	3	4
Income tax (Gain) / Loss	(167)	55

18.
Revenues

	March 31, 2017	March 31, 2016
Rental and averaging of scheduled rental escalation	22	34
Property management fees	2	2
Total sales, rental and services income	24	36
Expenses	3	10
Total revenues	27	46

19.
Expenses by nature

The Company disclosed expenses in the Statements of Income / (Operations) by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.
Expenses by nature (Continued)

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

For the period ended March 31, 2017:

	Costs
	Rental and services´ costs	Cost of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	-	1	58	8	67
Fees and payments for services	-	-	29	-	29
Director´s fees	-	-	24	-	24
Maintenance, security, cleaning, repairs and others	5	3	1	-	9
Advertising and other selling expenses	-	-	-	9	9
Traveling, transportation and stationery	-	-	8	-	8
Public services and others	1	1	4	-	6
Leases and service charges	1	1	3	-	5
Taxes, rates and contributions	1	3	-	1	5
Depreciation and amortization	1	-	1	-	2
Bank charges	-	-	1	-	1
Total expenses by nature	9	9	129	18	165

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.
Expenses by nature (Continued)

For the period ended March 31, 2016:

	Costs
	Rental and services´ costs	Cost of sales and developments	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	3	1	42	6	52
Fees and payments for services	-	-	14	1	15
Director´s fees	-	-	18	-	18
Maintenance, security, cleaning, repairs and others	6	3	1	-	10
Advertising and other selling expenses	-	-	-	2	2
Traveling, transportation and stationery	-	-	7	-	7
Public services and others	2	-	2	-	4
Leases and service charges	1	-	3	-	4
Taxes, rates and contributions	2	2	-	7	11
Depreciation and amortization	2	-	1	-	3
Bank charges	-	-	1	-	1
Allowance for doubtful accounts (charge and recovery, net)	-	-	-	5	5
Total expenses by nature	16	6	89	21	132

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.
Other operating results, net

	March 31, 2017	March 31, 2016
Tax on shareholders’ personal assets	(1)	(4)
Gain from disposal of equity interest in associates, subsidiaries and / or joint ventures	-	79
Donations	(5)	(7)
Lawsuits and other contingencies (i)	(6)	(3)
Loss from TGLT agreement (ii)	(27)	-
Others	2	1
Total other operating results, net	(37)	66

(i)
Includes Ps. 2 of uses of provisions.
(ii)
See Note 13 to the Unaudited Condensed Interim Consolidated Financial Statements.

21.
Financial results, net

	March 31, 2017	March 31, 2016
Finance income:
- Interest income	25	236
- Foreign exchange gains	12	1,331
Total finance income	37	1,567
Finance costs:
- Interest expenses	(386)	(472)
- Foreign exchange loss	(82)	(1,785)
- Cost from repayment of borrowings	2	-
- Other finance costs	(24)	(21)
Total finance costs	(490)	(2,278)
Other financial results:
- Fair value gain / (loss) of financial assets	21	(54)
- Gain on derivative financial instruments, net	2	119
- Loss on repurchase of NCN	-	(147)
Total other financial results	23	(82)
Total financial results, net	(430)	(793)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2017:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
CRESUD	Leases	-	4	-	-	-	-
	Corporate services	-	-	-	(1)	-	-
	Reimbursement of expenses	-	-	-	(18)	-	-
Total Parent Company		-	4	-	(19)	-	-
ECLSA	Other receivables	-	1	-	-	-	-
IRSA CP	Reimbursement of expenses	-	-	-	(11)	-	-
	Corporate services	-	-	-	(18)	-	-
	Long-term incentive program	-	-	-	(16)	-	-
	Borrowings	-	-	-	-	-	(3)
	Sale of property	-	-	(503)	-	-	-
Palermo Invest S.A.	Dividends receivables	-	3	-	-	-	-
	Other receivables	-	1	-	-	-	-
	Borrowings	5	-	-	-	-	-
Inversora Bolívar S.A.	Borrowings	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	2	-	-	-	-
NFSA	Management fees	-	7	-	-	-	-
	Borrowings	-	-	-	-	-	(34)
Total Subsidiaries		5	14	(503)	(48)	(6)	(37)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Fibesa S.A.	Long-term incentive program	-	13	-	-	-	-
PAMSA	Long-term incentive program	-	1	-	-	-	-
	NCN	-	-	-	-	(22)	-
NPSF	Long-term incentive program	-	1	-	-	-	-
Total Subsidiaries IRSA CP		-	15	-	-	(22)	-
Irsa International LLC	Reimbursement of expenses	-	1	-	-	-	-
Total Subsidiaries TYRUS		-	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	4	-	-	-	-
Total Associates TYRUS		-	4	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	(1)	-	-
Manibil S.A.	Borrowings	77	1	-	-	-	-
Total Associates		77	1	-	(1)	-	-
CYRSA	Credits due to capital reduction	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	(8)
Total Joint Ventures		-	3	-	-	-	(8)
Consultores	Reimbursement of expenses	-	4	-	-	-	-
Total Other related parties		-	4	-	-	-	-
Estudio Zang, Bergel & viñes	Legal services	-	-	-	(1)	-	-
Directors	Advances	-	2	-	-	-	-
Total Directors		-	2	-	(1)	-	-
Total		82	48	(503)	(69)	(28)	(45)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowing
CRESUD	Corporate services	-	-	-	-	(23)	-	-
	Reimbursement of expenses	-	-	-	-	(5)	-	-
	Long-term incentive program	-	-	1	-	-	-	-
	Leases	-	-	3	-	-	-	-
Total Parent Company		-	-	4	-	(28)	-	-
IRSA CP	Reimbursement of expenses	-	-	-	-	(9)	-	-
	Corporate services	-	-	-	-	(20)	-	-
	Long-term incentive program	-	-	-	-	(22)	-	-
	Sale of property	-	-	-	(377)	-	-	-
	Leases	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(66)
	Other Liabilities	-	-	-	-	(2)	-	-
ECLSA	Other receivables	-	-	1	-	-	-	-
Palermo Invest S.A.	Dividends receivables	-	-	3	-	-	-	-
	Other receivables	-	-	1	-	-	-	-
	Borrowings	-	-	4	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	(125)	(82)
Inversora Bolívar S.A.	Borrowings	-	-	-	-	-	(6)	-
HASA	Hotel services	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A.	Hotel services	-	-	2	-	-	-	-
NFSA	Management fees	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	(30)	-
Total Subsidiaries		-	-	14	(377)	(57)	(161)	(148)

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial instruments	Current Investments in financial instruments	Current Trade and other receivables	Current Trade and other payables	Non-current Trade and other payables	Current Borrowings	Non-current Borrowings
Fibesa S.A.	Long-term incentive program	-	-	11	-	-	-	-
PAMSA	Long-term incentive program	-	-	1	-	-	-	-
Total subsidiaries IRSA CP		-	-	12	-	-	-	-
Irsa International LLC	Reimbursement of expenses	-	-	1	-	-	-	-
Real Estate Strategies Group LP	Reimbursement of expenses	-	-	4	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	-	3	-	-	-	-
Total Subsidiaries TYRUS		-	-	8	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	4	-	-	-	-
Total Associates TYRUS		-	-	4	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	-	(1)	-	-
BACS	Convertible notes	100	21	-	-	-	-	-
Total Associates		100	21	-	-	(1)	-	-
CYRSA	Other receivables	-	-	3	-	-	-	-
	Borrowings	-	-	-	-	-	-	(14)
Total Joint Ventures		-	-	3	-	-	-	(14)
NPSF	Long-term incentive program	-	-	1	-	-	-	-
Quality	Reimbursement of expenses	-	-	1	-	-	-	-
Total Joint Ventures IRSA CP		-	-	2	-	-	-	-
Consultores	Reimbursement of expenses	-		4	-	-	-	-
Total Other related parties		-	-	4	-	-	-	-
Directors	Advances	-	-	4	-	-	-	-
Total Directors		-	-	4	-	-	-	-
Total		100	21	55	(377)	(86)	(161)	(162)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2017:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations
CRESUD	1	-	(34)	-	-
Total Parent Company	1	-	(34)	-	-
IRSA CP	(2)	-	(17)	(1)	-
Inversora Bolivar S.A.	-	-	-	(1)	-
Ritelco S.A.	-	-	-	(1)	-
NFSA	-	2	-	(3)	-
Total Subsidiaries	(2)	2	(17)	(6)	-
BACS	-	-	-	20	-
Manibil	-	-	-	4	-
Total Associates	-	-	-	24	-
CYRSA	-	-	-	(2)	-
Total Joint Ventures	-	-	-	(2)	-
Estudio Zang, Bergel & Viñes	-	(3)	-	-	-
Fundación IRSA	-	-	-	-	(5)
Total Other related parties	-	(3)	-	-	(5)
Senior Management	-	(2)	-	-	-
Directors	-	(24)	-	-	-
Total Directors and Senior Management	-	(26)	-	-	-
Total	(1)	(27)	(51)	16	(5)

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2016:

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations

CRESUD	2	-	(24)	(13)	-
Total Parent Company	2	-	(24)	(13)	-
IRSA CP	(1)	-	(14)	1,491	-
ECLSA	-	-	-	(1)	-
Inversora Bolivar S.A.	-	-	-	(1)	-
Ritelco S.A.	-	-	-	(78)	-
NFSA	-	1	-	(4)	-
HASA	-	-	-	(1)	-
Palermo Invest S.A.	-	-	-	1	-
Total Subsidiaries	(1)	1	(14)	1,407	-
Helmir S.A.	-	-	-	23	-
Total Subsidiaries Parent Company	-	-	-	23	-
ERSA	-	-	-	(2)	-
Total Subsidiaries IRSA CP	-	-	-	(2)	-

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Related party transactions (Continued)

Related party	Leases and/or rights of use	Fees	Corporate services	Financial operations	Donations

Irsa International LLC	-	-	-	(1)	-
Total Subsidiaries Tyrus	-	-	-	(1)	-
BACS	-	-	-	16	-
Total Associates	-	-	-	16	-
CYRSA	-	-	-	(2)	-
Total Joint Ventures	-	(2)	-	(2)	-
Estudio Zang, Bergel & Viñes	-	-	-	-	-
Fundación IRSA	-	(2)	-	-	(5)
Total Other related parties	-	-	-	-	(5)
Senior Management	-	(2)	-	-	-
Directors	-	(18)	-	-	-
Total Directors and Senior Management	-	(20)	-	-	-
Total	1	(21)	(38)	1,428	(5)

Glossary of Companies' terms is included in the Unaudited Condensed Interim Consolidated Financial Statements

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 5 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 10 Financial instruments by category
Exhibit E - Provisions	Note 11 Trade and other receivables and Note 15 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 24 Foreign currency assets and liabilities

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.17	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Trade and other receivables
US Dollar	3.10	15.29	47	3.70	14.60	55
Receivables with related parties:
US Dollar	6.01	15.39	92	1.16	14.70	16
Total Trade and other receivables			139			71
Investments in financial assets
US Dollar	2.32	15.29	35	0.2	14.60	3
Total Investments in financial assets			35			3
Cash and cash equivalents
US Dollar	3.53	15.29	54	0.34	14.60	5
Euros	0.08	16.31	1	0.06	16.61	1
Total Cash and cash equivalents			55			6
Total Assets as of 03.31.17			229			-
Total Assets as of 06.30.16			-			80
Liabilities
Trade and other payables
US Dollar	3.28	15.39	51	2.10	14.70	31
Payables with related parties:
US Dollar	1.28	15.39	20	0.48	14.70	7
Israeli Shekel	-	-	-	0.46	3.89	2
Total Trade and other payables			71			40
Borrowings
US Dollar	306.78	15.39	4,721	155	14.70	2,279
Borrowings with related parties:
US Dollar	1.67	15.39	25	18.57	14.70	273
Total Borrowings			4,746			2,552
Total Liabilities as of 03.31.17			4,817			-
Total Liabilities as of 06.30.16			-			2,592

(1)
Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2)
Exchange rate as of March 31, 2017 and June 30, 2016 according to Banco Nación Argentina records.

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

42

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due								Total
		03.31.17	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	47	27	-	104	73	75	72	145	37	1	7	588
	Total	47	27	-	104	73	75	72	145	37	1	7	588
Liabilities	Trade and other payables	19	-	-	67	1	6	-	1	727	-	1	822
	Borrowings	-	-	-	56	25	3	53	181	3,384	1,275	172	5,149
	Salaries and social security liabilities	-	1	-	1	-	-	-	-	-	-	-	2
	Provisions	-	1	33	-	-	-	-	-	-	-	-	34
	Total	19	2	33	124	26	9	53	182	4,111	1,275	173	6,007

43

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	358	40	398	91	99	190	449	139	588
	Total	358	40	398	91	99	190	449	139	588
Liabilities	Trade and other payables	67	26	93	684	45	729	751	71	822
	Borrowings	47	90	137	356	4,656	5,012	403	4,746	5,149
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	1	-	1	33	-	33	34	-	34
	Total	117	116	233	1,073	4,701	5,774	1,190	4,817	6,007

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2017 there are no receivables and liabilities subject to adjustment clause.

44

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	20	-	378	398	100	3	87	190	120	3	465	588
	Total	20	-	378	398	100	3	87	190	120	3	465	588
Liabilities	Trade and other payables	-	-	93	93	2	-	727	729	2	-	820	822
	Borrowings	49	28	60	137	4,625	384	3	5,012	4,674	412	63	5,149
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	1	1	-	-	33	33	-	-	34	34
	Total	49	28	156	233	4,627	384	763	5,774	4,676	412	919	6,007

45

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Related parties.

a.
Interest in related parties:

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	94.41%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 22 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to directors.

See Note 24 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

46

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of Law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	7	All operational risk with additional coverage and minor risks
Maipú 1300	2	4	All operational risk with additional coverage and minor risks
Libertador 498	3	4	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	171	All operational risk with additional coverage and minor risks
Casona Abril	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte plot of land	2	147	All operational risk with additional coverage and minor risks
Subtotal	13	338
Single policy	15,000		Third party liability

(1)
The insured amounts are in US. Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

47

IRSA Inversiones y Representaciones Sociedad Anónima
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of March 31, 2017
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to the Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017, 2019 and 2020 contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires May 12, 2017.

48

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of March 31, 2017, and the unaudited condensed interim separate statements of income and comprehensive income for the nine-month period and three-month period ended March 31, 2017, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2017 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 5 to these unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2017, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 57,522 and was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2017.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 134 F° 85

Summary as of March 31, 2017

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, May 12, 2017 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the nine-month period of FY 2017 ended March 31, 2017.

Change in Investment Properties valuation model

During the quarter under review, IRSA’s Board of Directors decided the change of the valuation model of investment properties (mainly, shopping malls, offices and land reserves) from cost model to fair value model, in accordance with the International Financial Reporting Standards (IFRS). The reason for this change is the need to adjust the valuation of investment properties to their fair value, as their amortized cost is not reflective of their economic substance. The Company intends to recognize the effects of this change in its financial statements for the fourth quarter of the current fiscal year (June 30, 2017). The Company has engaged an independent appraiser to estimate the fair value of its investment properties.

Consolidated Results

In ARS Million	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	18,370	16,999	8.1%	55,201	19,163	188.1%
Profit from operations	702	1,339	-47.6%	3,147	3,287	-4.3%
Depreciation and amortization	1,456	1,098	32.6%	4,357	1,204	261.9%
EBITDA	2,158	2,437	-11.4%	7,504	4,491	67.1%
(Loss) / Profit for the period	-398	-129	208.5%	3,799	-1,039	-
Attributable to equity holders of the parent	71	-189	-	2,138	-676	-
Attributable to non-controlling interest	-469	60	-	1,661	-363	-

The Company’s consolidated results reflect the material accounting impact of the consolidation of the Israeli holding company IDB Development Corporation (“IDBD”) in all of their lines. EBITDA for the nine-month period of 2017 increased 67.1% as compared to the same period of 2016. In turn, the Company recorded a net profit of ARS 3,799 million for the nine-month period of 2017, compared to a net loss of ARS 1,039 million for the same period of 2016, mainly explained by the gain resulting from the sale of the agrochemical company Adama and the increase in the listing price of Clal Insurance company, owned by IDBD, which is recorded at fair value.

Operations Center in Argentina

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

During the first nine months of fiscal year 2017, our tenants’ sales reached ARS 25,133 million, 19.9% higher than in the same period of 2016, starting to stabilize after several periods of deceleration caused by the fall in consumption.

Our portfolio’s leasable area increased by approximately 6,300 square meters (sqm) as compared to the same quarter of the previous fiscal year, mainly due to the completion of the second expansion stage at Distrito Arcos, where significant tenants such as Megatlon, Farmacity, Akiabara, Stock Center and Mishka were added during the second quarter of 2017, and the expansion of Soleil, adding Nike at is main tenant during the third quarter.

The occupancy rate stood at very high levels, reaching 98%.

1

Shopping Malls’ Financial Indicators
(in ARS million)

	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	720	541	33.1%	2,214	1,734	27.7%
Profit from operations	553	361	53.2%	1,586	1,215	30.5%
Depreciation and amortization	44	41	7.3%	131	123	6.5%
EBITDA	597	402	48.5%	1,717	1,338	28.3%

Shopping Malls’ Operating Indicators
(in ARS million, except as indicated)

	IIIQ 17	IIQ 17	IQ 17	IVQ 16	IIIQ 16
Total leaseable area (sqm)	340,391	337,396	335,032	333,155	334,079
Tenants’ sales (3 month cumulative)	7,331.7	9,804.0	7,997.4	7,885.8	6,113.9
Occupancy	98.0%	98.4%	98.4%	98.4%	98.6%

Revenues from this segment grew 27.7% during this nine-month period, whereas EBITDA reached ARS 1,717 million (+ 28.3% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 77.5%.

Operating data of our Shopping Malls

Shopping Mall	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)	Book Value (ARS million) (3)
Alto Palermo	Dec-97	18,966	143	100.0%	99.5%	203
Abasto Shopping(4)	Nov-99	36,795	171	100.0%	99.4%	235
Alto Avellaneda	Dec-97	36,061	136	100.0%	99.3%	119
Alcorta Shopping	Jun-97	15,613	113	100.0%	92.1%	123
Patio Bullrich	Oct-98	11,760	91	100.0%	95.5%	104
Buenos Aires Design	Nov-97	13,402	59	53.7%	97.6%	3
Dot Baires Shopping	May-09	49,476	158	80.0%	99.7%	360
Soleil	Jul-10	15,171	79	100.0%	100.0%	103
Distrito Arcos	Dec-14	14,532	67	90.0%	97.7%	267
Alto Noa Shopping	Mar-95	19,039	90	100.0%	99.4%	34
Alto Rosario Shopping(5)	Nov-04	31,798	150	100.0%	99.7%	124
Mendoza Plaza Shopping	Dec-94	42,716	142	100.0%	93.7%	88
Córdoba Shopping	Dec-06	15,443	108	100.0%	99.3%	54
La Ribera Shopping(6)	Aug-11	9,841	66	50.0%	99.3%	24
Alto Comahue	Mar-15	9,780	104	99.1%	93.8%	308
Patio Olmos (7)						24
Total		340,391	1,677		98.0%	2,173

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied sqm by leasable area as of the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation, plus inflation adjustment.
(4) Excludes Museo de los Niños (3,732 sqm).
(5) Excludes Museo de los Niños (1,261 sqm).
(6) Through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building of the Patio Olmos shopping mall in the province of Córdoba, operated by a third party.

2

Cumulative tenants’ sales as of March 31
 (per Shopping Mall, in ARS million)
Shopping Mall	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Alto Palermo	833	722	15.4%	3,041	2,518	20.8%
Abasto Shopping	982	860	14.1%	3,406	2,965	14.9%
Alto Avellaneda	928	786	18.0%	3,173	2,778	14.2%
Alcorta Shopping	441	380	16.1%	1,637	1,373	19.2%
Patio Bullrich	248	218	13.7%	905	770	17.4%
Buenos Aires Design	127	99	28.1%	397	308	28.9%
Dot Baires Shopping	798	677	18.0%	2,758	2,369	16.4%
Soleil	367	259	41.4%	1,220	885	37.8%
Distrito Arcos	298	206	45.1%	1,038	676	53.5%
Alto Noa Shopping	378	308	22.6%	1,175	998	17.8%
Alto Rosario Shopping	693	577	20.1%	2,319	1,918	20.9%
Mendoza Plaza Shopping	619	514	20.3%	1,974	1,718	14.9%
Córdoba Shopping	247	215	15.0%	854	723	18.2%
La Ribera Shopping(1)	176	142	23.5%	555	459	20.9%
Alto Comahue	198	151	30.6%	684	512	33.6%
Total	7,331	6,114	19.9%	25,133	20,969	19.9%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales as of March 31
(per Type of Business, in ARS million)

Type of Business	IIIQ 17	IIIQ 16	Var %	9M 17	9M 16	Var %
Anchor Store	384	319	20.6%	1,329	1,141	16.5%
Clothes and Footwear	3,587	2,992	19.9%	13,333	10,802	23.4%
Entertainment	323	257	25.4%	868	720	20.5%
Home	228	180	26.4%	699	578	20.9%
Restaurant	915	682	34.2%	2,687	1,985	35.4%
Miscellaneous	904	783	15.4%	3,026	2,527	19.8%
Services	60	88	-32.5%	168	293	-42.8%
Electronic appliances	932	813	14.6%	3,023	2,922	3.5%
Total	7,331	6,114	19.9%	25,133	20,969	19.9%

3

Revenues from cumulative leases as of March 31
(Breakdown, in ARS million)

	IIIQ 17	IIIQ 16	Var %	9M 17	9M 16	Var %
Base Rent (1)	418	338	23.6%	1,204	917	31.3%
Percentage Rent	96	75	27.9%	479	437	9.6%
Total Rent	515	414	24.4%	1,683	1,354	24.3%
Admission rights	68	54	27.3%	194	147	32.1%
Fees	12	9	25.9%	34	27	27.7%
Parking	46	35	29.8%	141	111	27.4%
Commissions	24	17	45.5%	69	50	37.3%
Revenues from non-traditional advertising	13	10	27.8%	45	40	12.2%
Others	41	2	2063.5%	48	5	844.1%
Revenues before Expenses and Collective Promotion Fund	719	540	33.0%	2,214	1,734	27.7%
Expenses and Collective Promotion Fund	296	227	30.5%	986	808	22.1%
Total (2)	1,014	767	32.3%	3,200	2,541	25.9%
(1) Includes Revenues from stands for ARS 127.4 million. (2) Does not include Patio Olmos.

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The price for Premium commercial spaces stood in the whereabouts of USD 4,600 per square meter, 8% lower than in the previous quarter, mainly due to a correction after the solid increase in real estate prices evidenced since 2014. Rental prices remained at the same levels as compared to the previous year, averaging USD 30 per square meter for the A+ segment and the vacancy rate stood at 5.07%, slightly below the figures recorded at the closing of 2016.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

4

Sale and Rental Prices of A+ Offices – Northern Area

Source: LJ Ramos

	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	108	90	20.0%	325	235	38.3%
Profit from operations	44	49	-10.2%	224	133	68.4%
Depreciation and amortization	7	7	0.0%	22	24	-8.3%
EBITDA	51	56	-8.9%	246	157	56.7%

During the first nine months of fiscal year 2017, revenues from offices increased 38.3% as compared to the same period of 2016, mainly explained by the depreciation of the peso vis-à-vis the dollar. EBITDA from this segment grew 56.7% in the first nine months of fiscal year 2017 compared to the same period of 2016, principally due to the increase in revenues and the gain resulting from the business combination of Entertainment Holding S.A. (which is indirect holder of 35% of La Rural S.A., the company that runs the exhibition center known as Predio Ferial de Palermo in the City of Buenos Aires) with our subsidiary IRSA Propiedades Comerciales.

For the third quarter in a row, the portfolio maintained an occupancy rate of 100%, which increased by 6.7 pp compared to the same quarter of 2016 due to the lease of two vacant floors in the República building, one floor in Torre BankBoston, and two floors in the Suipacha building. Rental prices stood at USD 26.3 per square meter, almost at the same level as in the same quarter of the previous period.

	IIIQ 17	IIQ 17	IQ 17	IVQ 16	IIIQ 16
Gross leaseable area	78,790	79,225	81,020	81,020	81,020
Occupancy	100.0%	100.0%	100.0%	98.7%	93.3%
Rent (ARS/sqm)	411	414	389	390	384
Rent (USD/sqm)	26.3	26.1	25.5	26.1	26.3

5

Below is information on our offices and other rental properties’ segment as of March 31, 2017:

	Date of Acquisition	Leaseable Areasqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Book Value (3) (ARS million)
Offices
Edificio República(4)	04/28/08	19,885	100.0%	100%	185
Torre Bankboston(4)	08/27/07	14,873	100.0%	100%	133
Intercontinental Plaza(4)	11/18/97	4,774	100.0%	100%	2
Bouchard 710 (4)	06/01/05	15,014	100.0%	100%	59
Maipú 1300	09/28/95	918	100.0%	100%	4
Libertador 498	12/20/95	620	100.0%	100%	4
Suipacha 652/64(4)	11/22/91	11,465	100.0%	100%	7
Dot Building (5)	11/28/06	11,242	100.0%	80%	120
Subtotal Offices		78,790	100.0%	N/A	514
Other Properties
Santa María del Plata S.A.	17/10/97	116,100	100.0%	100%	13
Predio San Martin(6)	05/31/11	109,610	79.5%	50%	62
Other Properties(7)	N/A	18,240	58.5%	N/A	265
Subtotal Other Properties		243,950	87.7%	N/A	340
TOTAL OFFICES AND OTHERS		322,740	90.7%	N/A	854
Notes:
(1) Total leaseable area for each property as of March 31, 2017. Excludes common areas and parking.
(2) Calculated dividing occupied sqm by leaseable area as of March 31, 2017.
(3) The contracts in effect as of March 31, 2017, in each property were computed.
(4) Corresponds to total consolidated leases. (5) Through IRSA Propiedades Comerciales S.A.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Ferro, Dot adjacent plot, Anchorena 665, Chanta IV, Constitución 1111, Rivadavia 2774, Intercontinental plot and Abril Manor House.

IV. Sales and Developments

	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	3	1	200.0%	4	6	-33.3%
Gain from disposal of investment properties	33	39	-15.4%	119	1,068	-88.9%
Profit / (loss) from operations	7	7	0.0%	-42	944	-104.4%
Depreciation and amortization	-	-	100.0%	1	-	100.0%
EBITDA	7	7	0.0%	-41	944	-104.3%

For the nine-month period of fiscal year 2017, EBITDA from the Sales and Developments segment was negative for ARS 41 million as compared to EBITDA for ARS 944 million during the first nine months of 2016, in which a higher gain from disposal of investment properties had been recorded. While 1,795 sqm in the Intercontinental Plaza office building and 435 sqm in the Maipú 1300 building were sold in the first nine months of FY 2017, 3,451 sqm in the Maipú 1300 building, 6,814 sqm in the Intercontinental Plaza building, the Isla Sirgadero plot, and the entire Dique IV office building located in Puerto Madero, had been sold in the first nine months of FY 2016.

In ARS million	9M 17	9M 16	YoY Var
Residential apartments
Condominios I and II(1)	1	-	100.0%
Libertador 1703 and 1755 (Horizons) (2)	-	4	-100.0%
Beruti	3	-	100.0%
Other residential apartments (3)	-	2	-100.0%
TOTAL	4	6	-33.3%

(1)
Through IRSA Propiedades Comerciales S.A.
(2)
Owned by CYRSA S.A.
(3)
Corresponds to Entre Ríos 465.

6

V. CAPEX

	Developments
	Greenfield	Expansion	Greenfield
	Polo Dot (1st Stage)	Alto Palermo	Catalinas

Beginning of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2019	FY2020
GLA (sqm)	32,000	4,000	35,000
% held by IRSA Propiedades Comerciales	80%	100%	45%
Investment amount at 100% (USD million)	65	28.5	100
Work progress (%)	1.6%	0%	1.9%
Estimated stabilized EBITDA (USD million)	USD 8-10	USD 4-6	USD 5-7

Alto Palermo Expansion
The expansion project of Alto Palermo shopping mall will add a gross leaseable area of approximately 4,000 sqm to the shopping mall that has the highest sales per square meter in our portfolio and consists in moving the food court to a third level in the shopping mall by using the area of an adjacent building acquired in 2015. The demolition stage ended in the second quarter of FY2017.

First Stage of Polo Dot
The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 sqm of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 sqm on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the footage, before starting the works. The construction stage started in the second quarter of FY2017, and we expect that the building will become operational within 18 to 24 months. The second stage of the project will include two office/hotel buildings that will add 38,400 sqm of gross leaseable area to the complex. We have seen a significant demand for Premium office spaces in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

Catalinas Building
The “Catalinas” project is located in one of the most sought-after spots for Premium office development in Argentina. The building to be constructed will have 35,000 sqm of gross leaseable area in 30 office floors and 316 parking spaces. Construction works started during the second quarter of FY2017, and are expected to be completed in about 3 years.

7

VI.
Hotels

During the nine-month period of fiscal year 2017, the Hotels segment recorded an increase in revenues of 39.9% mainly due to the depreciation of the exchange rate, an increase in the average rate per room and an increase in the occupation rate. The segment’s EBITDA reached ARS 49 million during the period under review.

Hotels (in millions of ARS)	IIIQ 17	IIIQ 16	YoY Var	9M 17	9M 16	YoY Var
Revenues	195	162	20.4%	568	406	39.9%
Profit from operations	12	24	-50.0%	39	19	105.3%
Depreciation and amortization	1	4	-75.0%	8	11	-27.3%
EBITDA	13	28	-53.6%	47	30	56.7%

	IIIQ 17	IIQ 17	IQ 17	IVQ 16	IIIQ 16
Average Occupancy	69.6%	69.1%	65.3%	65.8%	67.7%
Average Rate per Room (ARS/night)	2,873	2,784	2,737	2,102	2,074
Average Rate per Room (USD/night)	186	182	183	175	181

The following is information on our hotel segment as of March 31, 2017:

Hotels	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate	Book Value (in millions of ARS)
Intercontinental (3)	11/01/97	76.34%	309	75.0%	2,186	50
Sheraton Libertador (4)	03/01/98	80.00%	200	73.8%	1,913	27
Llao Llao (5)	06/01/97	50.00%	205	57.3%	5,433	75
Total			714	69.6%	2,873	152
Notes:
1) Cumulative average for the 9-month period.
2) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
3) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
4) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

VII.
International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 58,000 sqm and consists of 34 floors.

As of March 31, 2017, the building’s occupancy rate was 95.15%, thus generating an average rent of USD 68.66 per sqm.

Lipstick	Mar-17	Dec-16	YoY Var
Gross Leaseable Area (sqm)	58,094	58,094	-
Occupancy	95.15%	96.60%	-1.45 pp
Rental price (USD/sqm)	68.66	67.12	2.29%

A new lease agreement was signed for a portion of Floor 24, with a leasable area of 623 sqm (6710 rsf) for a term of 6 years, which has an average rental price of USD 83 per square meter. Occupancy remained almost unaltered, as a portion of Floor 31 was vacated.

8

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR) mainly through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

In January, Condor issued 150,540 new warrants in favor of RES, which are entitled to one share each, at an exercise price of US$ 0.001 per share and due in January 2019. The new warrants replaced the former 3,750,000 warrants which entitled to one share each, at an exercise price of US$ 1.92 and due on January 31, 2017. In addition, the Group exercised its conversion rights in respect of the 3,245,156 Series D preferred shares (with a par value of US$ 10 each), held by RES, into 20,282,225 common shares of Condor (with a par value of US$ 0.01 per share), that is, at the agreed conversion price of US$ 1.60 per share, accounting for US$ 32.4 million in the aggregate. At the same time, the Group received 487,738 Series E preferred shares that are convertible into common shares at US$ 2.13 each as from February 28, 2019, paying dividends on a quarterly basis at 6.25% per year.

Also in February, Condor’s Board of Directors approved a one-for-6.5 reverse stock split, which was carried out after the close of trading on March 15, 2017. The par value of the shares involved in the reverse stock split remained at US$ 0.01 each, with the conversion price of Series E preferred shares standing at US$ 13.845 and the exercise price of the warrants, at US$ 0.0065.

Subsequently, in March, Condor conducted an initial public offering pursuant to which it issued 4,772,500 new shares (including 622,500 additional shares for the exercise of a call option granted to subscribers) at a price of US$ 10.50 per share. The Group did not participate in the offering.

As a consequence of the aforementioned events, as of March 31, 2017, the Group held 3,314,453 common shares of Condor’s capital stock, accounting for approximately 28.7% of that company’s capital stock and votes. The Group also held 487,738 Series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at a price of US$ 10.4 each).

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of March 31, 2017 (excluding treasury shares). During the nine-month period of fiscal year 2017, the investment in Banco Hipotecario generated income of ARS 48 million, 76% lower than the ARS 196 million recorded in the same period of 2016.
For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

9

Operations Center in Israel

IX. Investment in IDB Development Corporation

As of March 31, 2017, the investment made in IDBD was USD 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital. Moreover, IRSA has invested USD 26.7 million in DIC, and IRSA’s indirect equity interest reached 6.07% of DIC’s stock capital.

10

Profit from operations – In Millions of ARS

	December 31, 2016 (for the period 04/01 through 12/31)
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurances	Others	Total
Revenues	4,027	35,101	11,902	-	-	51,030
Costs	-2,734	-26,085	-8,298	-	-	-37,117
Gross profit	1,293	9,016	3,604	-	-	13,913
Gain from disposal of investment properties	-	-	-	-	91	91
General and administrative expenses	-214	-478	-1,194	-	-460	-2,346
Selling expenses	-72	-7,339	-2,582	-	-	-9,993
Other operating results, net	76	-35	-36	-	-188	-183
Profit / (loss) from operations	1,083	1,164	-208	-	-557	1,482
Share of (loss) / profit of associates and joint ventures	-139	8	-	-	-24	-155
Segment profit / (loss)	944	1,172	-208	-	-581	1,327

Operating assets	66,018	31,337	30,000	7,194	15,192	149,741
Operating liabilities	-52,889	-24,510	-24,009	-	-29,995	-131,403
Operating assets / (liabilities), net	13,129	6,827	5,991	7,194	-14,803	18,338

The revenues and profit from operations from the Real Estate segment through the subsidiary Property & Building (“PBC”) reached ARS 4,027 million and ARS 1,083 million, respectively, during the consolidated nine months (April 1, 2016 to December 31, 2016). During this period, there was an increase in rental income and occupancy rates from PBC’s investment properties.

The Supermarkets segment, through Shufersal, recorded revenues of ARS 35,101 million for the period, mainly due to an increase in revenues from the retail segment, offset by a slight decrease in revenues from the real estate segment. Same-store sales keep rising. Profit from operations of this segment reached ARS 1,164 million.

The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 11,902 million. There was a decrease in revenues, mainly explained by a decline in revenues from services, which was partially offset by revenues from handsets. The reduction in revenues from services mainly reflected lower revenues from mobile telephony services due to the continued erosion of the price of these services as a result of stronger competition in the mobile telephony market. Loss from operations was ARS -208 million, whereas its EBITDA was ARS 2,279 million. The difference is explained by the high level of Depreciation and Amortization of this business line.

The Others segment recorded an operating loss of ARS 557 million.

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 7,194 million (USD 467 million) as of March 31, 2017, a 21% increase in dollars compared to December 31, 2016.

11

X. EBITDA by segment (ARS millions)

Operations Center in Argentina

9M 17	Shopping Malls	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Profit / (loss) from operations	1,586	224	-42	39	-66	-5	1,736
Depreciation and Amortization	131	22	1	8	-	-	162
EBITDA	1,717	246	-41	47	-66	-5	1,898
9M 16	Shopping Malls	Offices	Sales and Developments	Hotels	International	Financial Operations and Others	Total
Profit from operations	1,215	133	944	19	78	3	2,392
Depreciation and Amortization	123	24	-	11	-	-	158
EBITDA	1,338	157	944	30	78	3	2,550

EBITDA Var	28.3%	56.7%	-104.3%	56.7%	-184.6%	-266.7%	-25.6%

Operations Center in Israel

9M 17 (in ARS Million)	Real Estate	Supermarkets	Telecommunications	Other	Total
Profit / (loss) from operations	1,083	1,164	-208	-557	1,482
Depreciation and Amortization	700	1,001	2,487	6	4,194
EBITDA	1,783	2,165	2,279	-551	5,676

XI. Reconciliation with Consolidated Statements of Income / (Operations) (ARS millions)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income / (Operations). The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income / (Operations).

	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures *	Expenses and Collective Promotion Funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statements of Income / (Operations)
Revenues	54,141	-26	1,090	-4	55,201
Costs	-37,822	14	-1,148	-	-38,956
Gross profit	16,319	-12	-58	-4	16,245
Gain from disposal of investment properties	210	-	-	-	210
General and administrative expenses	-2,848	3	-	6	-2,839
Selling expenses	-10,251	2	-	-	-10,249
Other operating results, net	-212	-6	-	-2	-220
Profit from operations	3,218	-13	-58	-	3,147
Share of loss of associates and joint ventures	-160	8	-	-	-152
Profit before financing and taxation	3,058	-5	-58	-	2,995
*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín lot).

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XII. Financial Debt and Other Indebtedness

Operations Center in Argentina

Financial debt as of March 31, 2017:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank Overdrafts	ARS	2.4	Floating	< 360 days
IRSA 2020 Non-Convertible Notes, Series II	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	25.0	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	sep-19
Loans (2)	USD	12.9	Floating	Jun-17
Other loans		50.2
IRSA’s Total Debt		346.4
IRSA’s Cash & Cash Equivalents + Investments (3)	USD	9.3
IRSA’s Net Debt	USD	337.1
Bank Overdrafts	ARS	1.6	Floating	< 360 days
IRSA CP Series II Non-Convertible Notes	USD	360.0	8.75%	Mar-23
Other loans	ARS	0.2	-	-
IRSA CP’s Total Debt		361.8
IRSA CP’s Cash & Cash Equivalents + Investments (4)	USD	182.9
IRSA CP’s Net Debt	USD	178.9

(1) Principal amount in USD (million) at an exchange rate of ARS 15.39/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “Cash & Cash Equivalents plus Investments, IRSA” includes Cash & Cash Equivalents, IRSA + Investments in current and non-current financial assets, IRSA.
(4) “Cash & Cash Equivalents plus Investments, IRSA CP” includes Cash & Cash Equivalents, IRSA CP + Investments in current financial assets plus a loan from its controlling company IRSA Inversiones y Representaciones S.A.

Operations Center in Israel

Financial debt as of December 31, 2016:

Indebtedness	Amount (1)
IDBD’s Total Debt	793
DIC’s Total Debt	1,156
Shufersal’s Total Debt	628
Cellcom’s Total Debt	1,102
PBC’s Total Debt	2,409
Others’ Total Debt (2)	167

(1) Principal amount in USD (million) at an exchange rate of 3.853 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

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XIII. Material and Subsequent Events

Operations Center in Argentina

January 2017: Compraencasa Investment

In January 2017, the Company, acting through its subsidiary Tyrus S.A., purchased 69,750 shares, representing 12.5% of the stock capital of Compraencasa Ltd., a company registered in the United Kingdom engaged in the search, comparison and selection of products and/or services through the Internet, mainly car insurances for the Republic of Argentina, and related activities. The transaction amount was USD 1 million, and it has been fully paid.

Moreover, Tyrus received warrants to subscribe for shares in future equity rounds for an aggregate of up to USD 1.5 million, at a discount of 35%, effective for 5 years.

April 2017: Payment of advanced dividends by IRSA CP

At IRSA CP’s Ordinary General Shareholders’ Meeting held on April 5, 2017, the shareholders decided to pay advanced dividends in the amount of $ 310 million, which will have an impact in the current fiscal year. Such dividends were made available to shareholders on April 21, 2017.

Operations Center in Israel

January 2017: Court decision on IDBD’s issue of Series K Notes secured by Clal Insurance Enterprise Holdings Ltd. (“Clal”)’s shares

On January 25, 2017, the Supreme Court of Israel set aside the decision notified on September 16, 2016 whereby it had ordered the enforcement authority to report, within a term of 30 days, the reasons that allegedly prevented IDBD from pledging 5% of its shares in Clal. In its new ruling, the Supreme Court ordered that in addition to the 3.92% of Clal’s shares pledged for the benefit of a secured creditor of the Menorah Group, IDBD will only be able to pledge 1.08% of Clal’s shares in favor of the Series K bondholders.

Therefore, IDBD is evaluating the possibility of issuing a new series of Notes secured by potential cash flows generated by its investment in Clal.

January 2017: Cellcom

As mentioned in Note 7 to the financial statements as of June 30, 2016, there was a pending dispute between Cellcom and Golan. In January, Cellcom dropped its claim against Golan, allowing the latter to be acquired by Electra. In addition, Electra entered into an agreement with Cellcom over the use of its network and hosting service. In turn, Cellcom agreed that, on the effective date of Golan’s acquisition by Electra, Cellcom will grant a loan to Golan for NIS 130 million (equivalent to approximately $546 million) at 10 years (which was delivered to a trustee), repayable in 6 semi-annual installments, commencing on the eighth anniversary of the signing of the agreement. The loan will be backed by several assets owned by Golan. It should be noted that the agreement for the use of the network and hosting service was approved by the Ministry of Telecommunications. During April, the acquisition of Golan was approved by Electra.

14

February 2017: Issue of Notes by IDBD

On February 16, 2017, IDBD completed the placement of Series 13 Notes in the Israeli market for an aggregate amount of NIS 1,060 million (equivalent to USD 283.7 million) due in November 2019, at an annual fixed interest rate of 5.40%. The notes are secured with the potential cash flows from the payment of dividends or the sale of certain shares of Clal Insurance Enterprise Holdings Ltd. held by IDBD.

March 2017: Increase of equity interest in DIC

In March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants it held for an aggregate amount of approximately NIS 210 million (equivalent to approximately $ 882 million as of such date), thus increasing its direct equity interest in DIC to approximately 70%.

March 2017: Declaration of dividends by DIC

On March 22, 2017, DIC’s Board of Directors passed a distribution of dividends in the amount of NIS 4.5 per share, in two tranches, as follows. (i) NIS 3.3 per share (equivalent to $ 13.86 per share) payable on April 20, 2017 and (ii) NIS 1.2 per share (equivalent to $ 5.04 per share) payable on September 19, 2017, subject to the fulfillment of the solvency test upon payment.

April 2017: Agreement for the acquisition of New Pharm

On April 6, 2017, Shufersal entered into an agreement (the "Agreement") with Hamashbir 365 Holdings Ltd. (the “Seller” or "Hamashbir") for the purchase of New Pharm Drugstores Ltd.’s ("New Pharm") shares, representing its whole capital stock (the "Sold Shares"), for a consideration of NIS 130 million (equivalent to $ 546 million), payable upon the completion of the operation, which is subject to the following conditions, among others.

●
The approval by the Antitrust Commission of Israel. Failure to obtain such approval within 3 months from the date of the application thereof (which can be extended for an additional month under certain conditions) will result in the automatic termination of the agreement, unless the parties agree to an extension of the term;
●
The release and cancellation of all existing guarantees from New Pharm in respect of the liabilities of Hamashbir Group’s companies and the release and cancellation of all existing guarantees from Hamashbir Group’s companies in respect of New Pharm’s liabilities.

A non-competition clause will be signed after execution of the agreement.
None of these conditions has been met as of the date of these financial statements.

April 2017: Clal’s Swap

IDBD has agreed to the sale of 5% of Clal’s shares jointly with a swap transaction. Accordingly, such shares would be sold to a bank, free from any encumbrance, at a price to be determined by mutual agreement with such bank, by May 4, 2017. The request was approved by the Trustee and was also supported by a statement from Israel’s Capital Market, Insurance and Savings Commission, indicating that such commission did not oppose to the swap transaction.

Concurrently, IDBD has entered into a swap transaction with the bank pursuant to which IDBD will either cash or pay for the difference between the sale price of the aforementioned shares and the price such shares will have upon the sale thereof to the third party buyer, at the end of a 24-month period. IDBD will not be entitled to repurchase such shares.

IDBD is assessing potential courses of action in respect of the pronouncement rendered by the District Court, including the possibility of filing a motion for appeal.

15

XIV. Comparative Summary Consolidated Balance Sheet Data

	03.31.17	03.31.16	03.31.15	03.31.14	03.31.13
Non-current assets	111,075	105,529	7,572	8,216	6,868
Current assets	55,454	51,271	1,690	1,244	1,243
Total assets	166,529	156,800	9,262	9,460	8,111
Capital and reserves attributable to equity holders of the parent	3,623	1,277	1,676	2,489	2,819
Non-controlling interest	15,229	6,284	374	429	505
Total shareholders’ equity	18,852	7,561	2,050	2,918	3,324
Non-current liabilities	106,859	104,074	4,628	5,168	3,259
Current liabilities	40,818	45,165	2,584	1,374	1,528
Total liabilities	147,677	149,239	7,212	6,542	4,787
Total shareholders’ equity and liabilities	166,529	156,800	9,262	9,460	8,111

XV. Comparative Summary Consolidated Statements of Income / (Operations)

	03.31.17	03.31.16	03.31.15	03.31.14	03.31.13
Profit from operations	3,147	3,287	1,866	893	750
Share of (loss) / profit of associates and joint ventures	-152	-563	-842	103	15
Profit before financial results and income tax	2,995	2,724	1,024	996	765
Finance income	718	640	84	89	103
Finance expenses	-5,527	-4,172	-825	-1,534	-554
Other financial results	2,420	194	-57	257	152
Financial results, net	-2,389	-3,338	-798	-1,188	-299
Profit / (loss) before income tax	606	-614	226	-192	466
Income tax	137	-257	-389	112	-87
Profit / (loss) for the period from continuing operations	743	-871	-163	-80	379
Profit for the period from discontinued operations after income tax	3,056	-168	-	-	-
Profit / (loss) for the period	3,799	-1,039	-163	-80	379
Other comprehensive income / (loss) for the period	1,923	1,815	-107	150	40
Total comprehensive income / (loss) for the period	5,722	776	-270	70	419
Attributable to:
Equity holders of the parent	2,654	-472	-368	14	357
Non-controlling interest	3,068	1,248	98	56	62

XVI. Comparative Summary Consolidated Cash Flow Data

	03.31.17	03.31.16	03.31.15	03.31.14	03.31.13
Net cash generated by operating activities	6,312	2,764	736	686	541
Net cash generated by / (used in) investing activities	859	9,035	301	-598	-251
Net cash generated by / (used in) financing activities	651	583	-1,298	-688	-172
Net increase / (decrease) in cash and cash equivalents	7,822	12,382	-261	-600	118
Cash and cash equivalents at beginning of period	13,866	375	610	797	259
Cash and cash equivalents reclassified to held for sale	-161	-	-	-	-
Foreign exchange gain / (loss) on cash and cash equivalents	852	6,467	-111	42	22
Cash and cash equivalents at the end of the period	22,379	19,224	238	239	399

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XVII. Comparative Ratios

	03.31.17		03.31.16		03.31.15		03..31.14		03.31.13
Liquidity
CURRENT ASSETS	55,454	1.36	51,271	1.14	1,690	0.65	1,244	0.91	1,243	0.81
CURRENT LIABILITIES	40,818		45,165		2,584		1,374		1,528
Indebtedness
TOTAL LIABILITIES	147,677	40.76	149,239	116.87	7,212	4.30	6,542	2.63	4,787	1.70
SHAREHOLDERS’ EQUITY(*)	3,623		1,277		1,676		2,489		2,819
Solvency
SHAREHOLDERS’ EQUITY(*)	3,623	0.02	1,277	0.01	1,676	0.23	2,489	0.38	2,819	0.59
TOTAL LIABILITIES	147,677		149,239		7,212		6,542		4,787
Restricted Assets
NON-CURRENT ASSETS	111,075	0.67	105,529	0.67	7,572	0.82	8,216	0.87	6,868	0.85
TOTAL ASSETS	166,529		156,800		9,262		9,460		8,111

(*) Attributable to equity holders of the parent.

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XVIII. Brief comment on prospects for the next period

Our real estate businesses in Argentina and abroad have posted sound results for the nine-month period of fiscal year 2017. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

Our subsidiary IRSA Propiedades Comerciales S.A. continues to consolidate as the leading commercial real estate company in Argentina, as its main shopping mall and office businesses keep recording positive growth levels. Although our tenants’ sales decelerated during the first nine months of 2017 as compared to the previous fiscal year, occupancy remains significantly high and the public keeps choosing each of our proposals; besides, top-notch domestic and international corporations continue to select our office spaces. The portfolio retained full occupancy during the whole semester of 2017, with an average rental price of USD 26.3 per square meter.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping malls, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize the performance of our current shopping malls even further through improvements that result in taking better advantage of the leaseable sqm and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike.

As concerns the office projects launched at the start of this fiscal year, we are making progress in the development of the first stage of the “Polo Dot” project, which consists of an 11-floor, 32,000-square meter office building in a property owned by the Company. The project will be featured as the first “Office Park” in Buenos Aires, and we expect it to become operational in fiscal year 2019. We have had a large demand for Premium office spaces in this emerging new commercial hotspot, and we hope to secure high occupancy at this building upon completion of construction works, as shown by the fact that 75% of the footage has already been rented. Moreover, the Catalinas office, which is being developed by our controlling company IRSA Inversiones y Representaciones S.A. and in which we own 16,012 sqm, is already in progress and is scheduled to be completed in fiscal year 2020.

We are optimistic about the opportunities that may arise in Argentina by the end of fiscal year 2017 and the beginning of fiscal year 2018. We have a large reserve of lands for future shopping mall and office development projects in an industry scenario with high growth potential.

As concerns our investments outside Argentina, we will continue working in the improvement of the operating ratios of our “Lipstick” building in New York and backing the new strategy of selectively selling low-class hotels and replacing them with higher-class hotels, that is being developed by the “Condor Hospitality Trust” hotel REIT (NASDAQ: CDOR), which made a capital increase in March this year and in which we hold 28.7% of its capital stock and voting rights.

Regarding our investment in the Israeli company IDBD, we are much pleased with the results obtained during this first nine months of fiscal year 2017, following the sale of the agrochemical company ADAMA, the improvement in the listing price of Clal Insurance company, which is recorded at fair value, and the recent debt issues made by different companies, which refinanced short-term debt at very attractive rates. We will continue to work during the rest of fiscal year 2017 for deleveraging the company and improving the operating margins of each of its operating subsidiaries.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and diversifying our operations by adding businesses abroad with attractive value-creation opportunities.

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